EXHIBIT B                                    EXECUTION COPY









                              AMENDED AND RESTATED
                          SECURITIES PURCHASE AGREEMENT
                                  BY AND AMONG
                                   FOHP, INC.,
                  FIRST OPTION HEALTH PLAN OF NEW JERSEY, INC.
                                       AND
                        HEALTH SYSTEMS INTERNATIONAL, INC.














                                February 10, 1997


                                TABLE OF CONTENTS

                                                                            Page


ARTICLE I

SALE AND PURCHASE OF SECURITIES . . . . . . . . . . . . . . . . . . . . . . .
     1.1  Purchase of Debentures  . . . . . . . . . . . . . . . . . . . . . .
     1.2  Closings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND FOHP-NJ . . . . . . . . . .
     2.1  Organization; Subsidiaries; and Good Standing . . . . . . . . . . .
     2.2  Power; Authorization; Binding Agreements  . . . . . . . . . . . . .
     2.3  Capitalization  . . . . . . . . . . . . . . . . . . . . . . . . . .
     2.4  Financial Statements  . . . . . . . . . . . . . . . . . . . . . . .
     2.5  Absence of Certain Developments . . . . . . . . . . . . . . . . . .
     2.6  Noncontravention  . . . . . . . . . . . . . . . . . . . . . . . . .
     2.7  Litigation  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     2.8  No Governmental Proceeding or Litigation  . . . . . . . . . . . . .
     2.9  Compliance with Laws  . . . . . . . . . . . . . . . . . . . . . . .
     2.10 Material Contracts  . . . . . . . . . . . . . . . . . . . . . . . .
     2.11 Consents, Etc.  . . . . . . . . . . . . . . . . . . . . . . . . . .
     2.12 Licenses, Permits and Governmental Approvals  . . . . . . . . . . .
     2.13 Securities Exchange Act Reports Supplied to Purchaser . . . . . . .
     2.14 Environmental Matters . . . . . . . . . . . . . . . . . . . . . . .
     2.15 Title to Properties and Assets  . . . . . . . . . . . . . . . . . .
     2.16 Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     2.17 DOI Reports . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     2.18 Information Supplied  . . . . . . . . . . . . . . . . . . . . . . .
     2.19 Certain Business Practices and Regulations  . . . . . . . . . . . .
     2.20 Insurance . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     2.21 Labor Issues  . . . . . . . . . . . . . . . . . . . . . . . . . . .
     2.22 Employment/Severance Matters  . . . . . . . . . . . . . . . . . . .
     2.23 Absence of Undisclosed Liabilities  . . . . . . . . . . . . . . . .
     2.24 Intellectual Property . . . . . . . . . . . . . . . . . . . . . . .
     2.25 Employee Benefit Plans  . . . . . . . . . . . . . . . . . . . . . .
     2.26 Brokerage and Other Fees  . . . . . . . . . . . . . . . . . . . . .
     2.27 Accuracy of Information . . . . . . . . . . . . . . . . . . . . . .

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER . . . . . . . . . . . . . . .
     3.1  Organization and Good Standing  . . . . . . . . . . . . . . . . . . .
     3.2  Authorization; Power  . . . . . . . . . . . . . . . . . . . . . . .
     3.3  Purchase for Investment . . . . . . . . . . . . . . . . . . . . . .
     3.4  Unregistered Securities; Legend . . . . . . . . . . . . . . . . . .
     3.5  Access to Data; Experience; Investment Decision . . . . . . . . . .
     3.6  Brokerage and Other Fees  . . . . . . . . . . . . . . . . . . . . .
     3.7  No Financing Required . . . . . . . . . . . . . . . . . . . . . . .
     3.8  Litigation  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     3.9  Claims Processing System  . . . . . . . . . . . . . . . . . . . . .
     3.10 Securities Exchange Act Reports Supplied to the Company . . . . . .

ARTICLE IV

PRE-CLOSING COVENANTS OF THE COMPANY  . . . . . . . . . . . . . . . . . . . .
     4.1  Fulfillment of Obligations  . . . . . . . . . . . . . . . . . . . .
     4.2  Access  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     4.3  Conduct of Businesses . . . . . . . . . . . . . . . . . . . . . . .
     4.4  No Solicitation of Other Offers . . . . . . . . . . . . . . . . . .
     4.5  Interim Financial Statements  . . . . . . . . . . . . . . . . . . .
     4.6  Updated Disclosure; Breaches  . . . . . . . . . . . . . . . . . . .
     4.7  Consummation of Amended Agreement . . . . . . . . . . . . . . . . .
     4.8  Approvals of Third Parties  . . . . . . . . . . . . . . . . . . . .
     4.9  Restated Certificates and By-laws . . . . . . . . . . . . . . . . .
     4.10 Proxy Statement . . . . . . . . . . . . . . . . . . . . . . . . . .
     4.11 Provider Contracts  . . . . . . . . . . . . . . . . . . . . . . . .
     4.12 Letters of Credit; Guarantees . . . . . . . . . . . . . . . . . . .
     4.13 Liability Insurance . . . . . . . . . . . . . . . . . . . . . . . .

ARTICLE V

COVENANTS OF THE PURCHASER  . . . . . . . . . . . . . . . . . . . . . . . . .
     5.1  Consummation of Agreement . . . . . . . . . . . . . . . . . . . . .
     5.2  Claims Processing System  . . . . . . . . . . . . . . . . . . . . .
     5.3  Updated Disclosure; Breaches  . . . . . . . . . . . . . . . . . . .
     5.4  Standstill  . . . . . . . . . . . . . . . . . . . . . . . . . . . .

ARTICLE VI

OTHER AGREEMENTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     6.1  Provider Contracts  . . . . . . . . . . . . . . . . . . . . . . . .
     6.2  Capital Requirements  . . . . . . . . . . . . . . . . . . . . . . .
     6.3  New York Subsidiary . . . . . . . . . . . . . . . . . . . . . . . .
     6.4  Post-Closing Acquisition  . . . . . . . . . . . . . . . . . . . . .
          (a)  Exchange/Cash Offer for Shares.  . . . . . . . . . . . . . . .
          (b)  Post-Closing Merger. . . . . . . . . . . . . . . . . . . . . .
     6.5  Additional HSR Act Filings  . . . . . . . . . . . . . . . . . . . .
     6.6  Liability Insurance . . . . . . . . . . . . . . . . . . . . . . . .

ARTICLE VII

CONDITIONS PRECEDENT TO THE PURCHASER'S OBLIGATIONS . . . . . . . . . . . . .
     7.1  Conditions Precedent to Initial Closing . . . . . . . . . . . . . .
     7.2  Conditions Precedent to each Additional Debenture Advance
          Closing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     7.3  Additional Debenture Advance Elections and Adjustment . . . . . . .



ARTICLE VIII

CONDITIONS PRECEDENT TO THE COMPANY'S OBLIGATIONS . . . . . . . . . . . . . .
     8.1  Receipt of Payment  . . . . . . . . . . . . . . . . . . . . . . . .
     8.2  Representations and Warranties  . . . . . . . . . . . . . . . . . .
     8.3  Proceedings and Documents . . . . . . . . . . . . . . . . . . . . .
     8.4  Covenants . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     8.5  Injunction, Etc . . . . . . . . . . . . . . . . . . . . . . . . . .
     8.6  Approvals . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     8.7  Investors Agreement . . . . . . . . . . . . . . . . . . . . . . . .
     8.8  Opinion of Counsel  . . . . . . . . . . . . . . . . . . . . . . . .

ARTICLE IX

INDEMNIFICATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     9.1  Indemnification by the Company  . . . . . . . . . . . . . . . . . .
     9.2  Indemnification by the Purchaser  . . . . . . . . . . . . . . . . .
     9.3  Conditions of Indemnification . . . . . . . . . . . . . . . . . . .
     9.4  Remedies Not Exclusive  . . . . . . . . . . . . . . . . . . . . . .

ARTICLE X

SURVIVAL OF REPRESENTATIONS . . . . . . . . . . . . . . . . . . . . . . . . .

ARTICLE XI

TERMINATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     11.1 (a)  Termination Events . . . . . . . . . . . . . . . . . . . . . .
          (b)  Termination Fees . . . . . . . . . . . . . . . . . . . . . . .

ARTICLE XII

MISCELLANEOUS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     12.1 Entire Agreement; Amendments and Waivers  . . . . . . . . . . . . .
     12.2 Governing Law . . . . . . . . . . . . . . . . . . . . . . . . . . .
     12.3 Notices . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     12.4 Effect of Headings  . . . . . . . . . . . . . . . . . . . . . . . .
     12.5 Severability  . . . . . . . . . . . . . . . . . . . . . . . . . . .
     12.6 Confidentiality; Publicity and Disclosures  . . . . . . . . . . . .
     12.7 Assignment  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     12.8 Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     12.9 Counterparts  . . . . . . . . . . . . . . . . . . . . . . . . . . .
     12.10     Further Assurances . . . . . . . . . . . . . . . . . . . . . .
     12.11     Effectiveness of Amended Agreement . . . . . . . . . . . . . .

EXHIBITS

Exhibit A Form of Debentures
Exhibit B-1    Form of Amended and Restated Certificate of Incorporation of
               FOHP, Inc.
Exhibit B-2    Form of By-laws of FOHP, Inc.
Exhibit B-3    Form of Amended and Restated Certificate of Incorporation of
               FOHP-NJ.
Exhibit B-4    Form of By-laws of FOHP-NJ
Exhibit C-1    Form of Exclusive Plan Hospital Provider Agreement
Exhibit C-2    Forms of Non-Exclusive Plan Hospital Provider Agreements
Exhibit D-1    Form of General Administrative Services Management Agreement
Exhibit D-2    Form of Management Information Systems and Claims Processing
               Services Agreement
Exhibit E Form of Investors Agreement
Exhibit F Form of Opinion of Outside Counsel of FOHP, Inc. and FOHP-NJ Exhibit G Form of Officer's Certificate
Exhibit H Form of Opinion of Outside Counsel of Health Systems International,
          Inc.


SCHEDULES

Schedule 2.1A  Subsidiaries
Schedule 2.1B  Good Standing
Schedule 2.3        Rights of First Refusal
Schedule 2.4(a)     SEC Reports
Schedule 2.4(b)     Unreported Liabilities and Obligations
Schedule 2.5        Company's Reports
Schedule 2.6        Noncontravention
Schedule 2.7        Litigation
Schedule 2.9        Compliance with Law
Schedule 2.10  Certain Material Contracts and Defaults
Schedule 2.11  Consents
Schedule 2.12  Licenses, Permits and Governmental Approvals
Schedule 2.14  Environmental Matters
Schedule 2.15  Properties and Assets
Schedule 2.16  Taxes
Schedule 2.20  Insurance
Schedule 2.22  Employment/Severance Matters
Schedule 2.25  Employee Benefit Plans

                              AMENDED AND RESTATED
                          SECURITIES PURCHASE AGREEMENT


     This Amended and Restated Securities Purchase Agreement (this "Amended Agreement"), dated February 10, 1997, is executed by and among FOHP, Inc., a New Jersey corporation (the "Company"), First Option Health Plan of New Jersey, Inc., a New Jersey corporation ("FOHP-NJ"), and Health Systems International, Inc., a Delaware corporation (the "Purchaser"), and shall be effective as of the Effective Date (as such term is defined in Section 12.11 hereof).

                                   WITNESSETH:

     WHEREAS, the Company, FOHP-NJ and the Purchaser are parties to a Securities Purchase Agreement, dated as of October 24, 1996 (the "Original Agreement"), pursuant to which, among other things, the Company would issue and sell to the Purchaser, and the Purchaser would purchase from the Company, convertible subordinated surplus debentures in the initial aggregate principal amount of $30,000,000; and

     WHEREAS, each of the Company, FOHP-NJ and the Purchaser believe it necessary and appropriate to amend and restate the Original Agreement to modify various agreements and terms and conditions, including an increase in the aggregate principal amount of convertible subordinated surplus debentures (the "Debentures") committed to be purchased by the Purchaser to the sum of $50,000,000 (subject to adjustment as set forth herein), plus the Phase-In Period Management Fee Amount (as such term is defined in Section 4.4 of the General Administrative Services Management Agreement the form of which is attached hereto as Exhibit D-1);

     NOW, THEREFORE, in consideration of the foregoing and of the respective covenants and undertakings hereunder and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:

                                    ARTICLE I

                         SALE AND PURCHASE OF SECURITIES

     1.1 Purchase of Debentures. In reliance upon the representations, warranties and covenants contained in this Amended Agreement, (a) the Purchaser agrees to purchase from the Company, and the Company agrees to issue and sell to the Purchaser at the Initial Closing (as such term is defined in Section 1.2(a) hereof), Debentures, in the form attached hereto as Exhibit A, in aggregate principal amount equal to the sum of (i) $41,600,000 and (ii) the Phase-In Period Management Fee Amount (referred to herein as the "Initial Debenture Advance Amount") and (b) during the remainder of the 1997 calendar year (and in no event later than December 31, 1997), the Purchaser shall loan and advance to the Company additional principal amounts (the principal amount of each such loan and advance being referred to herein as an "Additional Debenture Advance Amount"), from time to time and in Additional Debenture Advance Amounts as determined, in each case, by the Purchaser in its sole discretion; provided, however, that all such Additional Debenture Advance Amounts shall, in the aggregate, taken together with the Initial Principal Advance Amount, equal the amount of (i) the sum of (A) $50,000,000 and (B) the Phase-In Period Management Fee Amount less (ii) the amount of all Additional Debenture Advance Adjustments (as defined in Section 7.3 hereof) (such net amount referred to as the "Debentures Commitment Amount").

     1.2  Closings.

          (a) The closing of the purchase and sale of the Debentures (the "Initial Closing") shall occur on (i) the date that is two business days after the satisfaction or waiver of all conditions set forth in Section 7.1 or
Article VIII hereof or (ii) such other date as shall be agreed upon by the Company and the Purchaser (the "Initial Closing Date"). The Initial Closing shall be held at 10:00 a.m., New York time, at the offices of McDermott, Will & Emery, 50 Rockefeller Plaza, 11th Floor, New York, New York 10020 or such other place as the parties may mutually agree upon in writing. At the Initial Closing, the Company shall deliver to the Purchaser the Debentures purchased by the Purchaser (which Debentures shall be registered in the Purchaser's name), and the Purchaser shall deliver to the Company a sum equal to the Initial Debenture Advance Amount (the "Initial Debenture Purchase Price") by certified check or wire transfer of immediately available funds in accordance with wire transfer instructions provided by the Company, denominated in United States dollars.

          (b) The closing (each such closing being referred to herein as an "Additional Debenture Advance Closing") of any loan and advance by the Purchaser to the Company of any Additional Debenture Advance Amount shall occur on (i) the later of (A) such date during the 1997 calendar year as shall be determined by the Purchaser in its sole discretion (but in no event later than December 31, 1997) or (B) two business days after the satisfaction or waiver of all conditions set forth in Section 7.2 hereof with respect to such advance of an Additional Debenture Advance Amount or (ii) such other date as shall be agreed upon by the Company and the Purchaser (the "Additional Debenture Advance Closing Date"). The Purchaser shall provide to the Company at least 10 days' prior notice of an Additional Debenture Advance Closing, including in such notice the Additional Debenture Advance Amount to be advanced by the Purchaser to the Company at such Additional Debenture Advance Closing (along with a description of any Additional Debenture Advance Adjustment used to arrive at such Additional Debenture Advance Amount as described in Section 7.3 hereof). At each Additional Debenture Advance Closing, the Purchaser shall deliver to the Company a sum equal to the Additional Debenture Advance Amount to be advanced by the Purchaser to the Company at such Additional Debenture Advance Closing by certified check or wire transfer of immediately available funds in accordance with wire transfer instructions provided by the Company, denominated in United States dollars, and such Additional Debenture Advance Amount shall be added to the Debentures as Principal Amount (as such term is defined in the Debentures) which the Company is obligated to pay to the Purchaser pursuant to the terms of the Debentures.

                                   ARTICLE II

            REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND FOHP-NJ

          The Company and FOHP-NJ (with respect to matters relating to itself) represent and warrant to the Purchaser as follows:

     2.1  Organization; Subsidiaries; and Good Standing.

          (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey. The Company has all necessary power and authority under applicable law and its organizational documents to own or lease its properties and to carry on its business as presently conducted. All of the subsidiaries of the Company are identified on
Schedule 2.1A (each a "Subsidiary," and collectively the "Subsidiaries"). There are no subsidiaries of the Subsidiaries. Each of the Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation and has all necessary power and authority under applicable law to own or lease its properties and to carry on its business as presently conducted.

          (b) Except as set forth on Schedule 2.1B, each of the Company and each of the Subsidiaries, to the extent conducting business as a health maintenance organization ("HMO"), insurance company, managed care organization, third-party administrator or otherwise requiring any form of governmental licensure, qualification or authorization, is duly licensed, qualified or authorized and in good standing under the applicable laws and regulations, respectively, of each state or territory in which the conduct of such business so requires, except where the failure would not have a material adverse effect on the business, conditions, prospects, properties or results of operations of the Company and the Subsidiaries taken as a whole (a "Material Adverse Effect"). Except as set forth on Schedule 2.1B, the conduct of the respective businesses of the Company, FOHP-NJ and the other Subsidiaries is in conformity with all applicable federal, state and other governmental and regulatory requirements and the forms, procedures and practices of the Company and each of the Subsidiaries in the conduct of their respective businesses are also in compliance with all such requirements, to the extent applicable, except where nonconformity or noncompliance would not constitute a Material Adverse Effect.

          (c) Complete and accurate copies of the certificate of incorporation (the "Certificate") and by-laws of the Company and the certificates of incorporation and by-laws of each of the Subsidiaries have been delivered to the Purchaser.

     2.2 Power; Authorization; Binding Agreements. The Company has the power and authority to enter into this Amended Agreement and to perform fully its obligations hereunder (other than the issuance and sale of the Debentures and the issuance of the shares of common stock of the Company (the "Conversion Shares") issuable upon conversion of the Debentures) and, upon approval of the shareholders of the Company as described in Section 2.11 hereof, to issue and sell the Debentures and to issue the Conversion Shares. FOHP-NJ has the power and authority to enter into this Amended Agreement and to perform fully its obligations hereunder. The execution and delivery of this Amended Agreement, the issuance and sale of the Debentures, the issuance of the Conversion Shares upon conversion of the Debentures and the consummation of the other transactions contemplated hereunder and thereunder have been duly authorized by all necessary corporate action of the Company (except as disclosed in Section 2.11 and Section
12.11 hereof). This Amended Agreement has been duly and validly executed and delivered by, and constitutes the valid and binding obligations of, the Company and FOHP-NJ and is enforceable in accordance with its terms. The Debentures, the Management Agreements (as such term is defined in Section 7.1(g) hereof) and the other agreements required to consummate the transactions contemplated thereunder and under this Amended Agreement will be, on or prior to the Initial Closing Date, duly and validly executed and delivered by, and constitute valid and binding obligations of, the Company and are enforceable in accordance with their terms. As of the Initial Closing Date neither the Debentures nor the Conversion Shares (issuable upon conversion of the Debentures) will be subject to any preemptive right or right of first refusal.

     2.3 Capitalization. The authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $.01 per share ("Common Stock"). The authorized Common Stock is divided into five classes: 15,000,000 shares of Common Stock-NJ ("Common Stock-NJ"), 15,000,000 shares of Common Stock-NY, 15,000,000 shares of Common Stock-PA, 15,000,000 shares of Common Stock-DE and 40,000,000 shares of Unclassified Capital Stock, of which 2,100,173 shares of Common Stock-NJ are issued and outstanding on the date hereof. No shares of preferred stock of the Company are authorized. All of the presently outstanding shares of Common Stock have been duly and validly authorized and issued, are fully paid and non-assessable, and except as set forth on Schedule
2.3 hereto are not subject to and were not issued in violation of any preemptive rights or rights of first refusal. The relative rights, preferences, restrictions and other matters relating to the Common Stock are as reflected in the Certificate and on Schedule 2.3 hereto. There are no outstanding subscriptions, warrants, options, calls, commitments or other rights to purchase or acquire, or securities convertible into or exchangeable for, any capital stock of, or any stock appreciation rights, phantom stock or similar securities or instruments issued by, the Company or any of the Subsidiaries. Except as expressly contemplated by this Amended Agreement, as of the Initial Closing Date there will be no preemptive rights or rights of first refusal with respect to the issuance or sale of capital stock of the Company or any Subsidiary. Except as set forth in the Certificate and as expressly contemplated by this Amended Agreement, there are no outstanding contractual or other obligations of the Company or any of the Subsidiaries to purchase, redeem or otherwise acquire any shares of its capital stock. Except as set forth in the Certificate and as contemplated by this Amended Agreement, there is currently not, and as of the Initial Closing there will not be, any stockholders' agreement, voting trust or other agreement or understanding to which the Company or any of the Subsidiaries is a party or bound relating to the voting of any shares of capital stock of the Company or any of such Subsidiaries. The maximum number of Conversion Shares issuable upon conversion of the Debentures in the amount of the Debenture Commitment Amount will, as of the Initial Closing, be duly and validly reserved and, when issued upon conversion of the Debentures, will be duly and validly issued, fully paid and non-assessable. At the Initial Closing, the Purchaser will receive good title to the Debentures and, at the time of the issuance of the Conversion Shares upon the conversion of the Debentures, the Purchaser will receive good title to the Conversion Shares free and clear of all liens, claims or encumbrances except those created by the Purchaser. All of the outstanding shares of capital stock of each Subsidiary are validly issued, fully paid and nonassessable and are owned beneficially and of record by the Company, free and clear of any liens, claims or encumbrances.

     2.4  Financial Statements.

          (a) Each of the sets of financial statements (including, in each case, any related notes thereto) contained in the SEC Reports (as such term is hereinafter defined), a list of which SEC Reports is attached as Schedule 2.4(a) hereto, and the Company's balance sheet as of September 30, 1996 and the related income statement for the fiscal quarter then ended (referred to herein, collectively, as the "September 30 Statement" and together with such financial statements contained in the SEC Reports as the "Past Financial Statements") was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly presents the consolidated financial position of the Company and the Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated of the Company and the Subsidiaries, except that the September 30 Statement included in the Past Financial Statements
(i) was or is subject to normal year-end audit adjustments which were not or are not expected to be material in amount and (ii) does not contain footnotes.

          (b) Except as reflected or disclosed in the Past Financial Statements and on Schedule 2.4(b) (including any related notes and schedules), other than liabilities incurred since September 30, 1996 in the ordinary course of their respective businesses or liabilities incurred in connection with the proposed issuance of the Debentures expressly contemplated or permitted by this Amended Agreement, neither the Company nor any of the Subsidiaries is subject to any liabilities or obligations (whether accrued, absolute, contingent or otherwise) that would have a Material Adverse Effect.

          (c) As of January 3, 1997, the claims backlog of the Company and FOHP-NJ consisted of 35,775 claims received but not reflected in the claims processing system thereof and 102,485 claims received and reflected in such claims processing system but not yet adjudicated. For purposes of this Section 2.4(c), the term "claims" means hospital, physician and ancillary provider claims on full-risk business and does not include claims submitted for pharmacy, dental or mental health and substance abuse.

     2.5 Absence of Certain Developments. Except for this Amended Agreement or as described on Schedule 2.5 hereto or as disclosed on any of the Quarterly Reports on Form 10-Q of the Company for the quarters ended March 31, 1996, June 30, 1996, or September 30, 1996, respectively, or the Company's Reports on Form 8-K listed on Schedule 2.5 hereto filed with the Securities and Exchange Commission (the "SEC"), since December 31, 1995 (a) there has not been, and the Company is not aware of any events, facts or circumstances which individually or in the aggregate could cause, any (i) Material Adverse Effect or (ii) material obligation, contingent or otherwise, to be directly or indirectly incurred by the Company or any Subsidiary and (b) there has not been, and the Company is not contemplating, any (i) transaction which is material to the Company and the Subsidiaries on a consolidated basis or (ii) payment of dividends or distributions of any kind.

     2.6 Noncontravention. Neither the Company nor any of the Subsidiaries is in violation or default of any provision of (a) its certificate of incorporation or by-laws or (b) any contract, agreement, obligation, commitment, license, indenture, mortgage, deed of trust, loan or credit agreement or any other agreement or instrument to which the Company or any of the Subsidiaries is a party or any of their assets are bound, except for violations with respect to this clause (b) as are set forth on Schedule 2.6 hereto or that would not have a Material Adverse Effect. The execution and delivery of this Amended Agreement do not, and the consummation of the transactions contemplated hereby will not, with or without notice or the lapse of time, conflict with or result in a breach or default or any material modification of, or result in the creation of a lien or encumbrance on any of the assets of the Company or any of the Subsidiaries pursuant to (i) any provision of the certificate of incorporation or by-laws of the Company or any of the Subsidiaries except as set forth on Schedule 2.6, or
(ii) the terms of any material contract, agreement, obligation, commitment, license, indenture, mortgage, deed of trust, loan or credit agreement, pledge agreement, lease, permit, franchise, evidence of indebtedness or any other agreement or instrument to which the Company or any of the Subsidiaries is a party or any of their assets are bound (except as set forth on Schedule 2.6), or the creation of any lien, charge or encumbrance of any nature upon any of the properties or assets of the Company or any of the Subsidiaries or result in the revocation of any licenses owned by the Company or any of the Subsidiaries. The execution and delivery of this Amended Agreement do not, and the execution and delivery of the Debentures and the Management Agreements and the consummation of the transactions contemplated hereby will not (A) violate or conflict with any judgment, decree, order, writ, injunction, statute, rule or regulation of any federal, state or local government or agency applicable to the Company or any of the Subsidiaries or any of their respective properties or assets or (B) result in any adverse change in any employee benefit plan of the Company, FOHP-NJ or any of the other Subsidiaries.

     2.7 Litigation. Except as set forth on Schedule 2.7, there is, to the knowledge of the Company or FOHP-NJ, no examination, audit, review, arbitration, litigation, action, suit, claim, proceeding or investigation pending or threatened by or before any court, governmental authority or arbitral tribunal to which the Company or any of the Subsidiaries is a party or otherwise involved or to which any of the business or assets of the Company or any of the Subsidiaries is subject which has or would reasonably be expected to have a Material Adverse Effect. There is no action pending seeking to enjoin or restrain the issuance and sale of the Debentures by the Company or any of the transactions contemplated by this Amended Agreement. Except as set forth on
Schedule 2.7, neither the Company nor any of the Subsidiaries is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company or FOHP-NJ, pending or proposed investigation by, any governmental entity, or any judgment, order, writ, injunction, decree or award of any governmental entity or arbitrator, including, without limitation, cease-and-desist or other orders. As used in this Amended Agreement, the terms "to the best of the knowledge of the Company or FOHP-NJ" and "to the knowledge of the Company or FOHP-NJ" shall mean the actual knowledge of any of the executive officers of the Company or any of the executive officers of FOHP-NJ.

     2.8 No Governmental Proceeding or Litigation. No suit, action, investigation, inquiry or other proceeding by any governmental body or other person or legal or administrative proceeding has been instituted against the Company or, to the Company's knowledge, threatened which questions the validity or legality of the transactions contemplated hereby.

     2.9 Compliance with Laws. Except as set forth on Schedule 2.9, neither the Company nor any of the Subsidiaries is or has at any time since June 30, 1996 been in violation of, or delinquent in respect to, any decree, order or arbitration award or law, statute or regulation of, or agreement with, or any license or permit from, any governmental authority to which any of its properties, assets, personnel or business activities are subject or to which any of them is subject, including laws, rules and regulations relating to the environment, insurance companies, HMOs, third-party administrators or other businesses required to be licensed under Section 2.1(b) hereof, occupational health and safety, employee benefits, wages, workplace safety, equal employment opportunity and race, religious, sex and age discrimination which has had or would reasonably be expected to have a Material Adverse Effect.

     2.10 Material Contracts.

          (a) For purposes of this Amended Agreement, "Material Contracts" shall mean (i) each contract, agreement or other arrangement of or involving the Company or any of the Subsidiaries with respect to indebtedness for money borrowed in excess of $50,000 (other than trade payables in the ordinary and usual course of business), including, without limitation, letters of credit, guaranties and swap and similar agreements, (ii) each contract, agreement or other arrangement which limits or restricts the right or ability of the Company or any of the Subsidiaries to engage in, or compete with any person in, any business (including each contract, agreement or arrangement containing exclusivity provisions restricting the geographical area in which, or the method by which, any business may be conducted by the Company or any such Subsidiary), or to otherwise conduct its business in any manner or place which materially affects the Company or any Subsidiary, (iii) each contract, agreement or other arrangement between the Company or any of the Subsidiaries, on the one hand, and any director or executive officer (or any affiliate of a director or executive officer) of the Company or any of the Subsidiaries, on the other hand (other than health care provider contracts entered into in the ordinary course of business of the Company or such Subsidiary, as the case may be, and containing terms and conditions standard in the industry), (iv) each mortgage, contract, license, lease, indenture or other agreement of the Company or any of the Subsidiaries (A) which would be required by Rule 601(b)(10) of SEC Regulation S-K to be filed as an exhibit to an Annual Report on Form 10-K or (B) which constitutes any other liability (including, without limitation, any guarantee, surety contract or similar instrument), obligation or transaction and, in the case of any item referred to in this clause, is material to the Company and the Subsidiaries or their businesses or prospects taken as a whole, (v) for each state in which the Company or any Subsidiary conducts business as an HMO, insurance company, third-party administrator or otherwise requiring licensure as set forth in Section 2.1(b) hereof, (A) the material contracts (based on gross revenues generated thereunder) of the Company or any Subsidiary with government agencies or employer or other groups, (B) the material contracts (based on payments made thereunder) of the Company or any Subsidiary with physician providers of health care services, (C) the material contracts (based on payments made thereunder) of the Company or any Subsidiary with providers of hospital services, (D) the material contracts (based on payments made thereunder) of the Company or any Subsidiary with providers of non-hospital, non-physician health-care services, and (E) the material contracts of the Company or any Subsidiary with other customers of or vendors to the Company or any of the Subsidiaries,
(vi) each contract or agreement of the Company or any of the Subsidiaries concerning a partnership or joint venture with, or equity or ownership investment in, another person and (vii) each contract or agreement of the Company or any of the Subsidiaries pursuant to which any of the business affairs thereof are managed by a third party. Schedule 2.10 attached hereto lists each Material Contract which is not (I) provided as an exhibit to the Annual Report on Form 10-K of the Company for the year ended December 31, 1995 or (II) expressly called for to be executed in this Amended Agreement. True and complete copies of all Material Contracts have been delivered to Purchaser.

          (b) Each of the Material Contracts is in full force and effect and is binding upon the Company or a Subsidiary, as the case may be, and, to the Company's knowledge, is binding on the other parties thereto, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors' rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). Except as set forth on Schedule 2.10, no material default by the Company or, to the knowledge of the Company or FOHP-NJ, any of the Subsidiaries has occurred under any of the Material Contracts and
(i) to the knowledge of the Company or FOHP-NJ, no material default by any of the other parties to such Material Contracts has occurred thereunder and (ii) no event has occurred which with the giving of notice or the lapse of time, or both, would constitute a material default by the Company or, to the knowledge of the Company or FOHP-NJ, any of the Subsidiaries or any of the other parties to such Material Contracts. There is no fact or circumstance, including, without limitation, any pending or, to the knowledge of the Company or FOHP-NJ, threatened termination, indicating that any Material Contract (including, without limitation, any relationship with any customer currently accounting for five percent or more of the consolidated revenue of the Company) will terminate (or, to the knowledge of the Company or FOHP-NJ, will not be renewed), except for those Material Contracts described in Sections 2.10(a)(v)(B), (C) and (D) hereof, the termination or failure to renew of which would not in the aggregate have a Material Adverse Effect on the Company or any of the Subsidiaries.

          (c) The Company's New York contract with Sierra Health Services, Inc. ("Sierra") has been terminated by the Company without requiring payment by the Company or any Subsidiary in connection therewith and without the incurrence of any further obligations by the Company or any Subsidiary.

     2.11 Consents, Etc. Except as set forth on Schedule 2.11 hereto or as may be required by the laws governing insurance companies, HMOs, and third-party administrators or other businesses operated by the Company or the Subsidiaries requiring licensure, qualification or authorization and, except for the approval of the Company's shareholders of the transactions contemplated by this Amended Agreement, there is no requirement applicable to the Company or any of the Subsidiaries to make any filing with, or to obtain any permit, authorization, consent or approval of, any federal, state or local governmental or regulatory agency, department, commission or other authority or any third party, except for such filings, permits, authorizations, consents or approvals the failure of which to make or obtain, as the case may be (a) would not have a Material Adverse Effect and (b) would not adversely impact the ability of the Company to consummate the transactions contemplated hereunder or otherwise hinder or delay the consummation of such transactions.

     2.12 Licenses, Permits and Governmental Approvals. Schedule 2.12 hereto sets forth as to the Company and the Subsidiaries a true and complete list of
(a) all licenses, permits, franchises, authorizations and approvals (except for those which, if not possessed, would not have a Material Adverse Effect) issued or granted to the Company and the Subsidiaries by the United States, any state or local government or any department, agency, board, commission, bureau or instrumentality of any of the foregoing (the "Licenses"), and all pending applications therefor, and (b) all contracts, agreements and other documents containing agreements of the Company or any Subsidiary with, or undertakings of the Company or any Subsidiary with, the United States, any state or local government or any department, agency, board, commission, bureau or instrumentality. Each License has been duly obtained, is valid and in full force and effect, and is not subject to any pending or, to the Company's knowledge, threatened administrative or judicial proceeding to revoke, cancel or declare such License invalid in any respect except as set forth on Schedule
2.12. The Licenses are sufficient to permit the continued lawful conduct of each of the Company's and the Subsidiaries' respective businesses in the manner now conducted, and none of the Company's or any Subsidiary's operations are being conducted in any manner which violates any of the terms or conditions under which any such License was granted except as set forth on Schedule 2.12. No License by its terms will terminate or lapse by reason of the transactions contemplated by this Amended Agreement.

     2.13 Securities Exchange Act Reports Supplied to Purchaser. The Company has delivered to the Purchaser a complete and accurate copy of each report, schedule, registration statement and definitive proxy statement filed by the Company with the SEC on or after January 1, 1995 (the "SEC Reports"), which are all the forms, reports and documents required to be filed by the Company with the SEC since January 1, 1995. The SEC Reports (a) complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act") or the Securities Exchange of 1934, as amended (the "Exchange Act"), as the case may be, in each case including the rules and regulations promulgated thereunder, at and as of the times they were filed (or, if amended or superseded by a filing prior to the date of this Amended Agreement, then on the date of such filing), (b) were filed with the SEC during the 12 months preceding the date hereof on a timely basis, and (c) did not at and as of the time they were filed (or, if amended or superseded by a filing prior to the date of this Amended Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     2.14 Environmental Matters. Except as set forth on Schedule 2.14, the premises owned or leased by the Company and the Subsidiaries for their operations (the "Premises") and all operations conducted thereon, are now and since the Company or any Subsidiary, as applicable, began to use such Premises, always have been, in compliance with all federal, state and local statutes, ordinances, regulations, rules and standards concerning or relating to the protection of health and the environment (collectively, the "Environmental Laws") which, if not complied with, would have a Material Adverse Effect. To the Company's knowledge, there are no conditions on, about, beneath or arising from the Premises which might give rise to liability, the imposition of a statutory lien or require "Response," "Removal" or "Remedial Action" as defined herein, under any of the Environmental Laws, which would have a Material Adverse Effect. In addition, and without limiting the generality of the foregoing, except for matters that would not have a Material Adverse Effect, the Company has not received notice nor does it have knowledge of:

          (i) any claim, demand, suit or other action, investigation or regulatory action instituted or threatened against it or the Premises relating to any Environmental Laws;

          (ii) any communication to or from any governmental or regulatory agency arising out of or in connection with Hazardous Substances or Hazardous Materials (as defined by applicable Environmental Laws) on, about, beneath, arising from or generated at the Premises, including, without limitation, any notice of violation, citation, complaint, order, directive, request for information or response thereto, notice letter, demand letter or compliance schedule. As used herein, the terms "Response," "Removal" or "Remedial Action" shall be defined with reference to Sections 101(23)-101(25) of the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act, 42 U.S.C. Section 9601(23)-9601(25); or

          (iii) an existing or potential claim or enforcement action under Environmental Laws for any cleanup costs, removal or remedial work, damage to natural resources or personal injury related to an off-site location where Hazardous Substances or Hazardous Materials generated, transported, recycled or stored by the Company or any Subsidiary have been disposed.

     2.15 Title to Properties and Assets. Except as set forth on Schedule 2.15 and as reflected in the September 30 Statement, the Company and the Subsidiaries have sole and exclusive possession of, and good and marketable title to, all of their properties and assets and such properties and assets are held by the Company and the Subsidiaries free and clear of all mortgages, liens, claims, or encumbrances. With respect to the real property it leases, the Company is in compliance with such leases and holds a valid leasehold interest, free of any liens, claims, or encumbrances.

     2.16 Taxes.

          (a) Except as set forth on Schedule 2.16, each of the Company, FOHP-NJ and the other Subsidiaries has filed all federal, state, county, local and foreign income, franchise and other tax returns required to be filed thereby through the date hereof and has paid or adequately accrued for all taxes reflected as due thereon, other than those tax returns or taxes that, if not filed or paid, would not have a Material Adverse Effect. There are no outstanding agreements or waivers extending the statutory period of limitations applicable to any Federal income tax return for any period.

          (b) There is no pending dispute, audit or investigation with any taxing authority, and neither the Company nor FOHP-NJ has any knowledge of any proposed dispute, audit or investigation or any proposed liability for any tax to be imposed upon any of the properties or assets of the Company or any of the Subsidiaries for which there is not an adequate reserve reflected in the September 30 Statement. There does not exist any issue that, if raised by any taxing authority with respect to any fiscal period, would, individually or in the aggregate, be expected to result in an assessment against the Company or the Subsidiaries that would have, or is reasonably likely to have, a Material Adverse Effect.

          (c) Except as set forth in Schedule 2.16, neither the Company nor any of the Subsidiaries is a party to any contract arrangement that has or will result in the payment of any "excess parachute payments" within the meaning of
Section 280G of the Internal Revenue Code of 1986, as amended (the "Code").

     2.17 DOI Reports. The Company has made available to Purchaser at the Company's offices a true and complete copy of all material reports filed by the Company or any of the Subsidiaries regarding the activities of the Company and the Subsidiaries in the State of New Jersey and the license application filed by the Company in the State of New York with, and all material correspondence regarding such activities and license application sent by the Company or FOHP-NJ or First Option Health Plan of New York, Inc., a New York corporation and a wholly-owned subsidiary of the Company ("FOHP-NY"), to, or received by the Company or FOHP-NY or FOHP-NJ from, applicable insurance and HMO regulatory bodies since January 1, 1994. Each material report required to be filed by the Company or any of the Subsidiaries with applicable insurance and HMO regulatory bodies since January 1, 1994 (as such documents have since the time of their filing been amended, the "DOI Reports") has been filed. As of their respective dates, the DOI Reports complied in all material respects with the requirements of the laws, rules and regulations applicable to such DOI Reports, and none of the DOI Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except for such statements, if any, as have been modified by subsequent filings prior to the date hereof.

     2.18 Information Supplied. All information supplied or to be supplied by the Company or the Subsidiaries (a) soliciting approval from the shareholders of the Company for either the issuance and sale of the Debentures or for any act of the Company to be taken in connection with the transactions contemplated under this Amended Agreement will not, either at the date mailed (or otherwise disseminated) to such shareholders or at the time of the meeting of shareholders of the Company to be held in connection with the transactions contemplated by this Amended Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or (b) disclosed in any report or document filed with the SEC as required under the Exchange Act or the Securities Act in connection with the transactions contemplated hereunder will not, either at the time such report or document (or any amendment thereto) is filed with the SEC or at the time it becomes effective under the Securities Act or supplied to the Purchaser or to shareholders of the Company or any of their respective representatives or advisers in connection with the transactions contemplated by this Amended Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. All information disseminated by the Company or FOHP-NJ in connection with the transactions contemplated by this Amended Agreement will comply as to form in all material respects with all applicable laws, including all relevant provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, except that no representation is made by the Company with respect to information supplied by the Purchaser for inclusion therein.

     2.19 Certain Business Practices and Regulations. Neither the Company nor any of the Subsidiaries, nor, to the knowledge of the Company or FOHP-NJ, any of its or their respective executive officers, directors, or managerial employees has (a) made or agreed to make any contribution, payment or gift to any customer, supplier, governmental official, employee or agent where either the contribution, payment or gift or the purpose thereof was illegal under any law,
(b) established or maintained any unrecorded fund or asset of the Company, FOHP-NJ or any of the other Subsidiaries for any improper purpose or made any false entries on its books and records for any reason, (c) made or agreed to make any contribution, or reimbursed any political gift or contribution made by any other person, to any candidate for federal, state or local public office in violation of any law, or (d) engaged in any activity constituting fraud or abuse under the laws relating to health care, insurance or the regulation of professional corporations.

     2.20 Insurance. All policies and binders of insurance for professional liability, directors and officers, property and casualty, fire, liability, workers' compensation and other customary matters held by or on behalf of the Company or the Subsidiaries ("Insurance Policies") have been made available to the Purchaser. The Insurance Policies are in full force and effect and neither the Company nor any of the Subsidiaries is in default with respect to any provision contained in any Insurance Policy, which default has had or would have a Material Adverse Effect nor, to the knowledge of the Company or FOHP-NJ, has the Company or the Subsidiaries failed to give any notice of any claim under any Insurance Policy in due and timely fashion, nor has any coverage for current claims been denied, which failure or denial has had or would have a Material Adverse Effect. Set forth on Schedule 2.20 hereto is a list of insurance currently maintained by the Company, FOHP-NJ or any of the Subsidiaries. The Company and each of the Subsidiaries require as part of their contractual relationships that each individual or entity rendering professional health care services as an employee of or contractor to the Company or the Subsidiaries maintain professional liability insurance and neither the Company nor FOHP-NJ has any reason to believe that such individuals and entities generally do not comply with such policy of the Company and each of the Subsidiaries.

     2.21 Labor Issues. There is no collective bargaining or other labor union contract to which the Company or any of the Subsidiaries is a party and which is applicable to persons employed by the Company or any of the Subsidiaries. To the knowledge of the Company or FOHP-NJ, there are no union organization attempts underway with respect to the employees of the Company or any of the Subsidiaries. There is no pending or, to the knowledge of the Company or FOHP-NJ, threatened labor dispute, strike or work stoppage against the Company or any of the Subsidiaries which may have a Material Adverse Effect. Neither the Company nor any of the Subsidiaries, nor, to the knowledge of the Company or FOHP-NJ, their respective representatives or employees, has committed any unfair labor practices in connection with the operation of the respective businesses of the Company or the Subsidiaries, and there is no pending or, to the knowledge of the Company or FOHP-NJ, threatened charge or complaint against the Company or the Subsidiaries by the National Labor Relations Board or any comparable state agency.

     2.22 Employment/Severance Matters. Schedule 2.22 sets forth a list of all written or, to the knowledge of the Company or FOHP-NJ, material oral employment agreements, employment contracts or understandings (other than understandings with respect to "at will" employment) relating to employment to which the Company or any of the Subsidiaries is a party. Schedule 2.22 sets forth all severance and change of control payments that may become payable either as a result of the transactions contemplated hereby, any future termination of employment of employees party to such agreements, or both. To the knowledge of the Company or FOHP-NJ, no executive officer of the Company or any of the Subsidiaries is subject to any secrecy or noncompetition agreement or any agreement or restriction of any kind with any third party that would impede in any material way the ability of such executive officer to carry out fully all activities of such executive officer in furtherance of the business of the Company or any of the Subsidiaries. The Company and the Subsidiaries currently have, and have had in the past, good relationship with their respective employees.

     2.23 Absence of Undisclosed Liabilities.  Except as described in Sections
2.4 and 2.7 hereof and Schedules 2.4(b) and 2.7 hereto, to the best of the knowledge of the Company or FOHP-NJ, neither the Company nor the Subsidiaries taken as a whole, nor any of their respective assets or properties, are subject to any liabilities, claims or obligations (whether known or unknown, accrued, absolute, contingent or otherwise) of any nature.

     2.24 Intellectual Property.

          (a) The Company and the Subsidiaries do not own any patents, registered trademarks or registered copyrights. The Company and the Subsidiaries have not been advised, nor have the Company or FOHP-NJ any reason to believe, that the Company or any Subsidiary is infringing a patent, trademark, trade name or copyright held by another person.

          (b) The Company and the Subsidiaries own or have in their possession certain information of the sort typically considered as trade secrets in the health care industry (the "Trade Secrets"). The Company and the Subsidiaries have taken commercially reasonable precautions to maintain Trade Secrets in confidence and to prevent their disclosure to unauthorized persons. To the knowledge of the Company or FOHP-NJ, the Company and the Subsidiaries have good title and an absolute (though not necessarily exclusive) right to use all Trade Secrets and the use of the Trade Secrets does not infringe the rights of any third party.

          (c) To the best of the knowledge of the Company or FOHP-NJ, none of the names (including, without limitation, the name "First Option Health Plan"), processes or know-how used by the Company or any Subsidiary infringes any patent, trademark, trade name or copyright of any third party. To the best of the knowledge of the Company or FOHP-NJ, there is no intellectual property, in any form, necessary for the operation of the Company and the Subsidiaries' business as currently conducted which the Company or any Subsidiary does not currently own or license on commercially reasonable terms.

     2.25 Employee Benefit Plans. Neither the Company nor FOHP-NJ, in connection with its business, is a party to any agreement requiring it to continue to employ any of its present employees or any group of its present employees, or continue to cover any present or former employees or any group of present or former employees under any benefit plan. Schedule 2.25 lists each currently effective employment, bonus, profit sharing, compensation, termination, stock option, stock purchase, stock appreciation right, restricted stock, phantom stock, performance unit, pension, retirement, deferred compensation, welfare or other employee benefit plan or agreement, trust fund or other arrangement and any union, guild or collective bargaining agreement maintained or contributed to or required to be contributed to by the Company or any of the Subsidiaries (such plans and arrangements being referred to herein as the "Company Benefit Plans"). Full and complete copies of each of the Company Benefit Plans have been delivered to Purchaser. Each of the Company Benefit Plans is in material compliance with all applicable laws including the Employee Retirement Income Security Act of 1974 ("ERISA") and the Code except where noncompliance would not have a Material Adverse Effect. No condition exists that is reasonably likely to subject the Company or any of the Subsidiaries to a civil penalty under section 502(i) of ERISA or liability under section 4069 of ERISA or section 4975, 4976, or 4980B of the Code or the loss of a Federal tax deduction under section 280G of the Code or other liability with respect to the Company Benefit Plans that would have a Material Adverse Effect and that is not reflected on such balance sheet. None of the Company Benefit Plans is subject to Title IV of ERISA. There are no pending or, to the knowledge of the Company or FOHP-NJ, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto.

     2.26 Brokerage and Other Fees. Except for PaineWebber Incorporated, no broker, finder, agent, consultant or similar intermediary has acted on behalf of the Company or FOHP-NJ in connection with the transactions contemplated by this Amended Agreement and, except for fees payable to PaineWebber Incorporated, there are no brokerage commissions, finder's fees or similar items of compensation payable in connection therewith based on any agreement made by or on behalf of the Company or FOHP-NJ. The Company and FOHP-NJ will, jointly and severally, indemnify and hold the Purchaser harmless from and against any liability or expense arising out of any such claim.

     2.27 Accuracy of Information. None of the representations, warranties or statements of the Company or FOHP-NJ contained in this Amended Agreement or in the schedules and exhibits hereto contains any untrue statement of a material fact or omits to state any material fact necessary in order to make any of such representations, warranties or statements, in light of the circumstances under which they were made, not misleading.


                                   ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

     The Purchaser represents and warrants to the Company and FOHP-NJ as follows:

     3.1  Organization and Good Standing.

          (a) The Purchaser is a corporation, duly organized, validly existing and in good standing under the laws of the state of Delaware, and has all requisite corporate power and authority to carry on its business as now conducted.

          (b) Each of the Purchaser and its subsidiaries, to the extent conducting business as an HMO, managed care organization, insurance company, third party administrator or other entity requiring any form of governmental licensure, qualification or authorization, is duly licensed, qualified or authorized and in good standing under the applicable laws and regulations, respectively, of each state or territory in which the conduct of such business so requires, except where failure would not have a material adverse effect on the Purchaser and its subsidiaries, taken as a whole. The conduct of the respective businesses of the Purchaser and its subsidiaries is in conformity with all applicable foreign, federal, state or territorial, local and other governmental and regulatory requirements and the forms, procedures and practices of the Purchaser and its subsidiaries in the conduct of their respective businesses are also in compliance with all such requirements, to the extent applicable, except where nonconformity or noncompliance would not constitute a material adverse effect on the business of the Purchaser and its subsidiaries, taken as a whole.

     3.2 Authorization; Power. The execution, delivery and performance of this Amended Agreement has been duly authorized by all necessary action of the Purchaser. The Purchaser has the full right, power and authority to enter into this Amended Agreement and to perform fully its obligations hereunder. This Amended Agreement has been duly and validly executed and delivered by, and constitutes the valid and binding obligation of, the Purchaser, enforceable in accordance with its terms. The execution, delivery and performance of this Amended Agreement and the purchase of the Debentures will not (a) conflict with, or result in a material breach of any of the terms of, or constitute a material default under, the Certificate of Incorporation or By-laws of the Purchaser or
(b) violate any laws, regulations, rules, judgments or orders to which the Purchaser is subject, except for any such violation as would not have a material adverse effect on the business, conditions, properties, results of operations or prospects of the Purchaser and its subsidiaries, taken as a whole.

     3.3 Purchase for Investment. The Purchaser is purchasing Debentures for its own account or for the account of one or more of its subsidiaries, for investment purposes and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act.

     3.4 Unregistered Securities; Legend. The Purchaser understands that the securities to be issued pursuant to this Amended Agreement have not been registered under the Securities Act and will be issued in reliance upon an exemption from the registration requirements thereof. The Purchaser acknowledges that the certificates representing the Debentures and the Common Stock issuable upon conversion thereof shall each bear a restrictive legend substantially as follows:

          "The securities represented by this certificate have not been registered under the Securities Act of 1933 or any applicable state securities laws and may not be offered for sale, sold, transferred or conveyed without registration or an opinion of counsel in form and substance reasonably satisfactory to the Company to the effect that such registration is not required."

     3.5  Access to Data; Experience; Investment Decision.

          (a) The Purchaser has had an opportunity to discuss the business and financial affairs of the Company and the Subsidiaries with the management of the Company, and to ask questions of officers of the Company. The Purchaser is an "accredited investor" as the term is defined in Rule 501 of Regulation D under the Securities Act.

          (b) The Purchaser acknowledges that it has had an opportunity to evaluate all information regarding the Company and the Subsidiaries as it has deemed necessary or desirable in connection with the transactions contemplated by this Amended Agreement and has independently evaluated the transactions contemplated by this Amended Agreement and reached its own decision to enter into this Amended Agreement; provided, however, that such acknowledgement shall in no way be deemed to mitigate the effect of the representations and warranties of the Company and FOHP-NJ set forth in Article II hereof (as such representations and warranties may have been amended in accordance with
Section 11(a)(ii) of this Amended Agreement) or to imply that the Purchaser is not, in entering into this Amended Agreement, relying on such representations and warranties; and, provided, further, that such acknowledgement in no way affects the rights and remedies of the Purchaser hereunder in connection with any breach of such representations and warranties or otherwise. The Purchaser acknowledges that it is relying solely upon the Company to disclose any and all information material to the Purchaser's decision to enter into this Amended Agreement and is not relying upon any statements made by PaineWebber Incorporated regarding the Company or the transactions contemplated by this Amended Agreement.

     3.6 Brokerage and Other Fees. No broker, finder, agent, consultant or similar intermediary has acted on the Purchaser's behalf in connection with the transactions contemplated by this Amended Agreement other than Shattuck Hammond Partners Inc., and there are no brokerage commissions, finder's fees or similar compensation based on any arrangement or agreement made by or on behalf of the Purchaser other than that payable to Shattuck Hammond Partners Inc. The Purchaser will indemnify and hold the Company harmless against any liability or expense arising out of any such claim.

     3.7 No Financing Required. The Purchaser has unrestricted funds available to pay the Purchase Price of the Debentures.

     3.8 Litigation. There is no litigation, arbitration or governmental proceeding or investigation pending or, to the knowledge of the Purchaser, threatened in writing against the Purchaser which conflicts with the rights of the Company hereunder or the performance of the Purchaser's obligations hereunder or in any other agreement contemplated hereby. The Purchaser is not a party to any litigation, arbitration, proceeding or investigation pending, or to the knowledge of the Purchaser threatened, involving any federal, state or local government or agency which would conflict with, or in any way impact, the Purchaser's ability to perform its duties hereunder or in any other agreement contemplated hereby.

     3.9 Claims Processing System. The Purchaser's medical management systems and techniques, claims processing system and related systems and procedures and other information systems are sufficient to satisfactorily operate the Company's business and such systems conform to industry standards.

     3.10 Securities Exchange Act Reports Supplied to the Company. Each report, schedule, registration statement and definitive proxy statement filed by the Purchaser with the SEC on or after January 1, 1995, which are all the forms, reports and documents required to be filed by the Purchaser with the SEC since January 1, 1995 (a) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, at and as of the times they were filed (or, if amended or superseded by a filing prior to the date of this Amended Agreement, then on the date of such filing) and (b) did not at and as of the time they were filed (or, if amended or superseded by a filing prior to the date of this Amended Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except, in each case, as would not have a material adverse effect on the Purchaser's ability to consummate the transactions contemplated hereunder and perform its obligations hereunder and under the Management Agreements and would not involve facts indicative of the substantial elimination of earnings of the Purchaser and its subsidiaries on a consolidated basis.


                                   ARTICLE IV

                      PRE-CLOSING COVENANTS OF THE COMPANY

     The Company covenants and agrees with the Purchaser that between the date hereof and the Initial Closing:

     4.1 Fulfillment of Obligations. The Company shall observe and comply fully with all of the terms, conditions and covenants of this Amended Agreement.

     4.2 Access. The Company shall permit the Purchaser and its authorized representatives, at all reasonable times and as often as reasonably requested, to visit and inspect, at the expense of the Purchaser, any of the properties of the Company and the Subsidiaries, to inspect and make copies of all documents, records and information with respect to the affairs of the Company and the Subsidiaries as the Purchaser and its representatives may reasonably request, and shall make available to the Purchaser and its authorized representatives the officers and other personnel of the Company and the Subsidiaries to discuss the affairs, finances and accounts of the Company and the Subsidiaries, provided that the Purchaser shall maintain the confidentiality of any material nonpublic or proprietary information of the Company or the Subsidiaries thereby obtained and provided, further, that the Purchaser shall conduct all such inspections and discussions in a manner that is not unreasonably disruptive to the employees or operations of the Company and the Subsidiaries.

     4.3  Conduct of Businesses.

           (a) Unless the Purchaser shall have consented in writing thereto and except as otherwise provided for in this Amended Agreement, each of the Company and FOHP-NJ:

               (i) shall promptly notify the Purchaser of any Material Adverse Effect or any material litigation or material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), affecting, as the case may be, the Company or any of the Subsidiaries;

               (ii) shall promptly deliver to the Purchaser true and correct copies of any press release, and any report, statement or schedule filed with the SEC subsequent to the date of this Amended Agreement;

               (iii) shall not, and shall cause each of the Subsidiaries to not, take any action that would cause the representations and warranties contained in Article II hereof to be untrue in any material respect; provided, however, that any such action which is the subject of an update notice from the Company to the Purchaser not rejected by the Purchaser in accordance with the termination provisions hereof shall not be deemed to be a breach hereof;

          (b) In addition to the foregoing (and in no way limiting the generality of the foregoing), between the date hereof and the Initial Closing, unless the Purchaser shall have consented in writing thereto and except as otherwise provided for in this Amended Agreement, each of the Company and FOHP-NJ agrees that the Company, FOHP-NJ and each of the other Subsidiaries:

               (i) shall confer on a regular basis with one or more representatives of the Purchaser to report operational matters of materiality and any proposals to engage in material transactions (except that such obligation to confer is not applicable to Subsidiaries of the Company that are not operating Subsidiaries);

               (ii) shall not, except as otherwise specifically disclosed herein, fail to comply with any laws and regulations applicable to it or to the conduct of its business, the noncompliance with which would, individually or in the aggregate, have a Material Adverse Effect;

               (iii) shall not authorize for issuance, issue or deliver any additional shares of any stock of any class or securities convertible into shares of stock or issue or grant any right, option, warrant or other commitment for the issuance of shares of stock or such securities, or any stock appreciation rights, other than under the terms of this Amended Agreement;

               (iv) shall not amend its certificate or incorporation or by-laws, except as provided for in this Amended Agreement;

               (v) shall not split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividend (whether in cash, stock or property) in respect of its capital stock (other than dividends paid to the Company) or redeem or otherwise acquire any of its capital stock;

               (vi) shall not sell marketable securities owned by it, if any, or purchase marketable securities, except in the ordinary course of business;

               (vii) shall not prepay its expenses or obligations except in accordance with the terms of applicable contracts, commitments and arrangements and in the ordinary course of business (and in any case, not to exceed $50,000);

               (viii) shall not increase compensation or benefits for, or pay any bonuses to, or enter into any severance or change of control arrangements with, any of its directors, officers, employees, consultants or agents outside of the ordinary course of business;

               (ix) shall not offer employment to or employ any person not currently employed by it other than on the basis of employment-at-will in the ordinary course of business or enter into any written employment contract or any collective bargaining agreement;

               (x) shall not create, amend, extend, renew, assume, incur or guarantee any indebtedness either involving amounts in excess of $50,000 individually or in excess of $100,000 in the aggregate, or not in the ordinary course of its business;

               (xi) shall not, except as otherwise permitted herein, enter into or amend any contract, commitment or arrangement or engage in any transaction which is not in the ordinary course of its business;

               (xii) shall not create any stock option or other stock-based incentive plan or grant any stock option, phantom stock, stock appreciation right or other similar security or instrument;

               (xiii) shall not acquire any other business or interest therein;

               (xiv) shall not enter into any contract, commitment or arrangement or engage in any transaction with any of its affiliates, shareholders, directors, officers or employees which is not in the ordinary course of business and consistent with past practice;

               (xv) shall not enter into any amendment or modification of any of its agreements with providers, other than amendments or modifications expressly contemplated hereby or with respect to which the Purchaser shall have provided its prior written consent;

               (xvi) shall not make any contractual commitment (including by way of renewal) with respect to any single account involving projected annual premium revenues or health care costs in excess of $1,000,000;

               (xvii) shall use all reasonable, good-faith efforts to conduct its operations only according to its usual, regular and ordinary course in substantially the same manner as heretofore conducted;

               (xviii)   shall use all reasonable, good-faith efforts to
preserve intact its business organization and goodwill, keep available the services of its officers and employees and maintain satisfactory relationships with those persons having business relationships with it;

               (xix) shall not make any change in its accounting practices other than as required by the Financial Accounting Standards Board (in which event such change shall be reported promptly to Purchaser in writing); and

               (xx) shall not enter into any contract, commitment or arrangement to do any of the things described in clauses (iii) through (xvi) and clause
(xix) above.

     4.4 No Solicitation of Other Offers. Neither the Company nor any of the Subsidiaries shall, directly or indirectly, through any of their respective officers, directors, employees, agents or otherwise (i) solicit, initiate or encourage submission of any inquiry, proposal or offer from any person or entity (other than the Purchaser) relating to any acquisition, purchase or sale of all or a material amount of the respective assets of, or any securities of, or any merger, consolidation or business combination, liquidation, reorganization or similar transaction with, the Company or any of the Subsidiaries (an "Alternative Transaction"), or (ii) subject to fiduciary obligations under applicable law as advised by counsel, participate in any discussion or negotiations regarding, or furnish to any other person any information with respect to, any effort or attempt by any other person to do or seek any of the foregoing. Subject to fiduciary obligations under applicable law as advised by counsel, neither the Company nor any of the Subsidiaries shall furnish or cause to be furnished any confidential information concerning its business, properties or assets to any person or entity that is interested in any Alternative Transaction. The Company shall promptly notify Purchaser if any such inquiry, proposal or offer with respect to an Alternative Transaction, or any inquiry or contact with any person or entity with respect thereto, is made, and shall, in any such notice, include a description of the terms of any proposal or offer, or the nature of any such inquiry or contact, that is made, and the identity of the person or entity making such inquiry, proposal or offer or other communication.

     4.5 Interim Financial Statements. Within 30 days after the end of each calendar month that ends after the date of this Amended Agreement and before the Initial Closing, the Company will deliver to the Purchaser unaudited consolidated balance sheets and summaries of earnings for such calendar month and the year to date. All such financial statements shall accurately present the financial position and results of operations of the Company and the Subsidiaries on a consolidated basis.

     4.6 Updated Disclosure; Breaches. From and after the date of this Amended Agreement until the Initial Closing, the Company shall promptly notify the Purchaser hereto by written update of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be likely to cause any condition to the obligations of any party to effect the transactions contemplated by this Amended Agreement not to be satisfied, (ii) the failure of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Amended Agreement which would be likely to result in any condition to the obligations of any party to effect the transactions contemplated by this Amended Agreement not be satisfied or
(iii) any representation, warranty or information set forth in this Amended Agreement or its schedules regarding the Company becoming incorrect or incomplete in any material respect; provided, however, that the delivery of any notice pursuant to this Section 4.6 shall not cure any breach of any representation or warranty requiring disclosure prior to the date, or in connection with the execution and delivery, of this Amended Agreement or otherwise limit or affect the remedies available to the Purchaser (other than with respect to Material Contracts described in Section 2.10 hereof and entered into in the ordinary course of business subsequent to the date hereof and any changes in representations and warranties of the Company relating to regulatory compliance resulting from regulatory action occurring after the date hereof).

     4.7 Consummation of Amended Agreement. The Company shall use all reasonable efforts to cause the consummation of the transactions contemplated hereby in accordance with their terms and conditions.

     4.8 Approvals of Third Parties. The Company shall use all reasonable efforts to secure, as soon as practicable after the date hereof, all necessary approvals and consents of third parties, including, without limitation, the New Jersey Department of
Banking and Insurance and the New Jersey Department of Health and Senior Services, to the consummation of the transactions contemplated hereby.

     4.9  Restated Certificates and By-laws.

          (a) Subject to receipt of necessary shareholder approval as contemplated in Section 4.10 hereof, the Company shall (i)(A) use all reasonable efforts to file an Amended and Restated Certificate of Incorporation in the form attached hereto as Exhibit B-1 (the "Restated Certificate") with the Secretary of State of the State of New Jersey prior to the Initial Closing and (B) adopt by-laws in the form attached hereto as Exhibit B-2 and (ii) if requested by the Purchaser, cause each of the Subsidiaries to file an amended and restated certificate of incorporation in its jurisdiction of incorporation and to adopt amended and restated by-laws, which amended and restated certificate of incorporation and amended and restated by-laws shall in no way be breached, violated or conflict with the transactions contemplated hereby.

          (b) FOHP-NJ shall, prior to the Initial Closing (i) use all reasonable efforts to file an amended and restated certificate of incorporation, in the form attached hereto as Exhibit B-3, with the Secretary of the State of the State of New Jersey and (ii) adopt by-laws in the form attached hereto as Exhibit B-4.

     4.10 Proxy Statement.

          (a) Subject to the terms and conditions of this Amended Agreement, as promptly as practicable after the date hereof, the Company shall prepare and file with the SEC the proxy statement (the "Proxy Statement") of the Company for a meeting of shareholders to be held in connection with the approval of this Amended Agreement and the transactions contemplated hereunder (the "Meeting"). The Company shall provide the Purchaser with a draft of the Proxy Statement a reasonable period of time prior to filing the Proxy Statement with the SEC. The Purchaser shall have the right to consent to and approve (which consent and approval shall not be unreasonably withheld) the information included in the Proxy Statement in any manner relating to the Purchaser or its subsidiaries or affiliates or to the transactions contemplated hereby. Subject to the terms and conditions of this Amended Agreement, the Company shall use all reasonable efforts to have the Proxy Statement cleared for mailing by the SEC. The Company will (i) take appropriate action to call the Meeting to be held at the earliest practicable date to consider and vote upon the transactions contemplated hereunder, (ii) mail the Proxy Statement to the shareholders of the Company entitled to receive it and otherwise comply in all material respects with all applicable legal requirements in connection with the vote of shareholders at the Meeting promptly after the SEC has cleared the Proxy Statement for distribution to the shareholders of the Company, and (iii) submit this Amended Agreement to its shareholders with a recommendation for approval by its Board of Directors, subject to fiduciary obligations under applicable law as advised by counsel.

          (b) The Company shall promptly furnish to the Purchaser all information concerning the Company, the Subsidiaries and its shareholders as may be required or reasonably requested in connection with any action contemplated by this Section 4.10.

     4.11 Provider Contracts.

          (a) (i) The Company and FOHP-NJ shall use all reasonable efforts to modify their provider contracts (A) with each physician provider so that (I) the aggregate rate of reimbursement with respect to all FOHP-NJ commercial members is reduced to an average of 115 percent of RBRVS and (II) the aggregate rate of reimbursement with respect to all FOHP-NJ Medicare members is reduced to an average of no more than 100 percent of RBRVS, and (III) the aggregate rate of reimbursement with respect to all FOHP Medicaid members is reduced to an average of no more than 65 percent of RBRVS and (B) with each hospital or acute care institution provider so that (I) the rate of reimbursement applicable to in-patient visits will be the lower of (x) the lowest rate of reimbursement received by such provider from nongovernmental payors for each line of business, or (y) the rate of reimbursement reflecting a reduction (compared to calendar 1996 rates) of five percent in in-patient costs (solely as a result of rate reductions and not through utilization or medical management efforts) and (II) the rate of reimbursement applicable to out-patient visits will be the lower of
(x) the lowest rate of reimbursement received by such provider from nongovernmental payors for each line of business, or (y) the rate of reimbursement reflecting a reduction (compared to calendar 1996 rates) of 10 percent in out-patient costs (solely as a result of rate reductions and not through utilization or medical management efforts). The Company and FOHP-NJ will also use all reasonable efforts to, in the case of any physician or hospital or acute care institution providers with which the Company or FOHP-NJ, as the case may be, has contracts containing terms not competitive with terms offered by other providers in the same markets, pursue additional modifications to such terms to make such terms so competitive.

               (ii)  The Company and FOHP-NJ shall use all reasonable efforts to
(A) enter into an agreement, in substantially the form attached hereto as Exhibit C-1, with each hospital or acute care institution provider (referred to herein as an "Exclusive Plan Hospital Provider") which currently offers to its employees as its exclusive health benefits plan a FOHP-NJ health benefits plan committing such Exclusive Plan Hospital Provider to continue to offer such FOHP-NJ plan to its employees as its exclusive health benefits plan through the end of 1999 or such other period as the parties thereto may mutually agree on the same terms and conditions as currently in effect except that reimbursement rates under such plan with respect to renewals commencing in the 1998 and 1999 calendar years shall be adjusted in accordance with the methodology set forth in such form of agreement and (B) enter into an agreement, in substantially the form attached hereto as Exhibit C-2, with each hospital or acute care institution provider (referred to herein as a "Non-Exclusive Plan Hospital Provider") which currently offers to its employees on a non-exclusive basis a FOHP-NJ health benefits plan committing such Non-Exclusive Plan Hospital Provider to continue to offer such FOHP-NJ plan to its employees through the end of 1999 or such other renewal as the parties thereto may mutually agree on the same terms and conditions as currently in effect except that reimbursement rates under such plan with respect to the renewals commencing in 1998 and 1999 calendar years shall be adjusted in accordance with the methodology set forth in such form of agreement.

          (b) The Company agrees to allow the Purchaser to evaluate the Company's current Managed Care Management Information Services Agreement (the "HSII Agreement") between the Company and Health Systems Integration, Inc. and further agrees to terminate such agreement at or subsequent to the Initial Closing if (i) the Purchaser so requests and (ii) the Company is presented the opportunity to enter into an agreement with the Purchaser or a third party pursuant to which the Company would be provided services substantially similar to those set forth in the HSII Agreement for a fee no higher than that set forth in the HSII Agreement.

     4.12 Letters of Credit; Guarantees. Neither the Company nor FOHP-NJ shall draw any amounts under any letter of credit, or incur any obligations under any other reimbursement or other agreement relating to credit support therefor, unless so required by either the New Jersey Department of Banking and Insurance or the New Jersey Department of Health and Senior Services to so draw such amounts under such letter of credit or so incur such obligations under such reimbursement or other agreement, in which event all amounts so drawn, or received by the Company or FOHP-NJ in connection with such obligation incurrence, shall be placed and maintained in a separate and segregated account from which funds shall be used to satisfy in full all obligations relating to such letter of credit or reimbursement or other agreement, as the case may be. The Company or FOHP-NJ, as the case may be, shall immediately provide written notice to HSI should they become required by the New Jersey Department of Banking and Insurance or the New Jersey Department of Health and Senior Services to draw any amounts under any letter of credit, or incur any obligations under any other reimbursement or other agreement relating to credit support therefor.

     4.13 Liability Insurance. The Company shall continue to keep in effect its directors' and officers' liability insurance coverage policies with National Union Fire Insurance Co., American Alliance and Executive Risk Indemnity Inc. as are listed on Schedule 2.20 hereto.

                                    ARTICLE V

                           COVENANTS OF THE PURCHASER

     5.1 Consummation of Agreement. The Purchaser shall, between the date hereof and the Initial Closing, use all reasonable efforts to cause the consummation of the transactions contemplated hereby in accordance with their terms and conditions.

     5.2 Claims Processing System. The Purchaser shall, between the date hereof and the Initial Closing, use all reasonable efforts to maintain its medical management systems and techniques, claims processing system and related systems and procedures and other information systems in conformance and adherence to industry standards.

     5.3 Updated Disclosure; Breaches. From and after the date of this Amended Agreement until the Initial Closing Date, the Purchaser shall promptly notify the Company hereto by written update of (a) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be likely to cause any condition to the obligations of the Company to effect the transactions contemplated by this Amended Agreement not to be satisfied, or (b) the failure of the Purchaser to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Amended Agreement which would be likely to result in any condition to the obligations of any party to effect the transactions contemplated by this Amended Agreement not be satisfied or (c) any representation, warranty or information set forth in this Amended Agreement or its schedules regarding the Purchaser shall become incorrect or incomplete in any material respect; provided, however, that the delivery of any notice pursuant to this Section 5.3 shall not cure any breach of any representation or warranty requiring disclosure prior to the date of this Amended Agreement or otherwise limit or affect the remedies available to the Company (other than as described in Section 11.1(a)(iii) hereof).

     5.4 Standstill. Prior to December 31, 1998, the Purchaser shall not, without the prior written consent of the Company, purchase or acquire any Common Stock (other than in connection with the conversion of the Debentures into Conversion Shares); provided, however, that the restriction on the Purchaser set forth in this Section 5.4 shall not apply to (a) the transactions contemplated herein, (b) any acquisition of Common Stock by the Purchaser pursuant to its rights of first refusal or preemptive rights under, or as otherwise contemplated in Article III - Section (E)(4)(a) of, the Restated Certificate or (c) any purchase or acquisition of Common Stock effected in connection with a tender offer made by the Purchaser to holders of Common Stock if such tender offer (i) is accompanied by an irrevocable commitment of the Purchaser to make an Exchange Offer or Cash Offer in accordance with Section 6.4 hereof in 1999, or (ii) provides for the determination of consideration to be offered to be made in accordance with the provisions of Section 6.4 hereof or (iii) is preceded by a tender offer in which the determination of consideration to be offered is made in accordance with clause (ii) of this Section 5.4(c) hereof.


                                   ARTICLE VI

                                OTHER AGREEMENTS

     6.1  Provider Contracts.

       (a) From and after the Initial Closing, the Company and FOHP-NJ shall continue to use all reasonable efforts to modify such remaining provider contracts as were not modified prior to the Initial Closing in satisfaction of the condition set forth in Section 7.1(h)(ii) hereof (i) with each physician provider so that (A) the aggregate rate of reimbursement with respect to all FOHP-NJ commercial members is reduced to an average of 115 percent of RBRVS,
(B) the aggregate rate of reimbursement with respect to all FOHP-NJ Medicare members is reduced to an average of 100 percent of RBRVS, and (C) the aggregate rate of reimbursement with respect to all FOHP Medicaid members is reduced to an average of no more than 65 percent of RBRVS and (ii) with each hospital or acute care institution provider so that (A) the rate of reimbursement applicable to in-patient visits will be the lower of (I) the lowest rate of reimbursement received by such provider from nongovernmental payors for each line of business, or (II) the rate of reimbursement reflecting a reduction (compared to calendar 1996 rates) of five percent in in-patient costs (solely as a result of rate reductions and not through utilization or medical management efforts) and (B) the rate of reimbursement applicable to out-patient visits will be the lower of
(I) the lowest rate of reimbursement received by such providers from non-governmental payors for each line of business, or (II) the rate of reimbursement reflecting a reduction (compared to calendar 1996 rates) of 10 percent in out-patient costs (solely as a result of rate reductions and not through utilization or medical management efforts). The Company and FOHP-NJ will also continue to use all reasonable efforts to, in the case of any physician or hospital providers with which the Company or FOHP-NJ, as the case may be, has contracts containing terms not competitive with terms offered by other providers in the same markets, pursue additional modifications to such terms to make such terms so competitive.

     (b) From and after the Initial Closing, the Company and FOHP-NJ shall continue to use all reasonable efforts to (i) enter into an agreement, in substantially the form attached hereto as Exhibit C-1, with each remaining Exclusive Plan Hospital Provider as did not enter into such an agreement prior to the Initial Closing in satisfaction of the condition set forth in Section 7.1(h)(i) hereof, committing such Exclusive Plan Hospital Provider to continue to offer such FOHP-NJ plan to its employees as its exclusive health benefits plan through the end of 1999 or such other period as the parties thereto may mutually agree on the same terms and conditions as currently in effect except that reimbursement rates under such plan with respect to the renewals commencing in 1998 and 1999 calendar years shall be adjusted in accordance with the methodology set forth in such form of agreement and (ii) enter into an agreement, in substantially the form attached hereto as Exhibit C-2, with each remaining Non-Exclusive Plan Hospital Provider as did not enter into such an agreement prior to the Initial Closing in satisfaction of the conditions set forth in Section 4.11 hereof, committing such Non-Exclusive Plan Hospital Provider to continue to offer such FOHP-NJ plan to its employees through the end of 1999 or such other period as the parties thereto may mutually agree on the same terms and conditions as currently in effect except that reimbursement rates under such plan with respect to the renewals commencing in 1998 and 1999 calendar years shall be adjusted in accordance with the methodology set forth in such form of agreement.

     6.2 Capital Requirements. The parties hereto agree that, based on reasonable projections, prepared by the Purchaser or the Company, of the Company's net worth and statutory surplus in relation to the net worth requirements applicable thereto, as are determined by the New Jersey Department of Banking and Insurance and the New Jersey Department of Health and Senior Services, from time to time after the date as of which the aggregate of all Additional Debenture Advance Amounts and the Initial Debenture Advance Amount shall equal the Debentures Commitment Amount, if it is determined that the Company needs capital to satisfy such net worth requirements ("Net Capital Shortfall"), then the Purchaser shall have the right to advance funds to the Company so that the Company will satisfy the Net Capital Shortfall in exchange for additional convertible debentures in form substantially similar to the Debentures; provided that in the event any such Net Capital Shortfall is the result of payments made to the Purchaser under the General Administrative Services Management Agreement that would have qualified as Deferred Management Fees under Section 5.1 of the Debentures had such payments not been made, the principal amount and interest thereon of such additional convertible debentures related to such payments shall only become convertible into Common Stock if such principal amount and interest thereon related to such payments is not repaid to the Purchaser on or before the end of the calendar quarter immediately following such payments. If the Purchaser does not, within seven days of the receipt of any such projections as were prepared by the Company, determine to so advance funds to the Company, then the Board of Directors of the Company shall have the right to initiate a pro rata offering of the Common Stock to all then-current shareholders of the Company to raise capital to satisfy such Net Capital Shortfall.

     6.3 New York Subsidiary. The parties hereto agree to work cooperatively and in good faith to pursue a mutually agreeable capitalization plan with respect to FOHP-NY. In the event that no such capitalization plan is developed and implemented prior to June 30, 1997, the Purchaser shall have the right to effect a transaction with respect to FOHP-NY, at the fair market value thereof, pursuant to which FOHP-NY would become a stand-alone company no longer affiliated as a subsidiary of FOHP so long as there is presented to those directors of the Company not affiliated with the Purchaser a valuation or appraiser report or fairness opinion, delivered by an independent, nationally recognized valuation firm, evidencing that such transaction is to be effected for fair market value consideration or otherwise opining as to the fairness, from a financial point of view, of such transaction to the Company.



     6.4  Post-Closing Acquisition.

          (a) Exchange/Cash Offer for Shares. (i) The Purchaser may at any time during 1999, at its option, either make an offer (referred to herein as the "Exchange Offer") to shareholders of the Company to exchange shares of the Class A Common Stock of the Purchaser or the common stock of any successor corporation of the Purchaser (in either case referred to herein as "HSI Common Stock"), or make an offer (referred to herein as the "Cash Offer") to pay cash, for the shares of the Common Stock of the Company held by such shareholders. Prior to making the Exchange Offer or the Cash Offer, the Purchaser shall furnish the Company with prior written notice of its intention to promptly make such Exchange Offer or Cash Offer, as the case may be (such notification being referred to herein as the "Offer Notice"). In the Exchange Offer, the Purchaser would agree to exchange, for each share of Common Stock of the Company, such number of shares of HSI Common Stock as shall have a Purchaser Stock Market Value (as such term is defined in paragraph (ii) of this Section 6.4(a)) equal to the Company Stock Value of such share of Common Stock of the Company. In the Cash Offer, the Purchaser would agree to pay cash, for each share of Common Stock of the Company, equal to the Company Stock Value (as such term is defined in paragraph (iii) of this Section 6.4(a) hereof) of such share of Common Stock of the Company.

               (ii) For purposes hereof the term "Purchaser Stock Market Value" shall mean the average closing sales price of the HSI Common Stock on the New York Stock Exchange, Inc. (or, if such HSI Common Stock is not at such time listed on the New York Stock Exchange, Inc., on such other national securities exchange as the HSI Common Stock shall at such times be listed or quoted) for the five consecutive trading days immediately preceding the date on which such Exchange Offer is commenced by the Purchaser; provided, however, that, in the event HSI Common Stock shall at such times not be listed or quoted on any national securities exchange, "Purchaser Stock Market Value" shall be determined in accordance with the procedures for the determination of Company Stock Value set forth in paragraph (a)(iii) of this Section 6.4.

               (iii) For purposes hereof, "Company Stock Value" shall be determined as follows: Each of the Purchaser and the Company (through its directors who are unaffiliated with the Purchaser) shall promptly (and in no event later than 10 days after the Offer Notice) select an independent qualified appraiser to appraise the Company Stock Value. Upon completion of such appraisal by each of such appraisers within 10 business days of the selection thereof, the two independent qualified appraisers shall exchange their respective appraisals and submit such appraisals to the Company and the Purchaser. If the two independent qualified appraisers agree on an appraisal for the Company Stock Value, the Company Stock Value shall be the agreed-upon amount. If only one of such appraisers so submits an appraisal within the 10-business day period subsequent to the selection thereof, the Company Stock Value shall be the amount set forth in such appraisal. If the two independent qualified appraisers submit their appraisals within such 10-business day period but do not promptly agree upon a Company Stock Value, the two independent qualified appraisers shall select a third independent qualified appraiser to appraise the Company Stock Value. The third independent qualified appraiser, upon completion of its appraisal within 10 business days of the selection thereof, shall submit such appraisal to the Company and the Purchaser. The Company Stock Value shall be determined by taking the average of the two appraisals which are closest to each other; provided, however, that, if the appraisal amount which is less than the highest appraisal and greater than the lowest appraisal is greater or less than the average amount of such other appraisals by an amount representing no more than seven and one-half percent of such average amount, then the average of all three appraisals will be the Company Stock Value for the purposes of this Section 6.4. For example, if the Purchaser's independent qualified appraiser valued the aggregate Company Stock Value at $150 million, the Company's independent qualified appraiser valued the aggregate Company Stock Value at $50 million and the third independent qualified appraiser valued the aggregate Company Stock Value at $125 million, the aggregate Company Stock Value for purposes of this Section 6.4 would be $137.5 million (the average of the two closest appraisals). If, however, the third independent qualified appraiser appraised the Company Stock Value at $105 million (greater than $100 million by an amount less than seven and one-half percent of $100 million), the aggregate Company Stock Value for purposes of this
Section 6.4 would be approximately $101.7 million (the average of all three). For purposes of this Section 6.4, the term "independent qualified appraiser" shall mean any appraiser which, for at least two years prior to the date of appointment hereunder (A) is a nationally recognized investment banking firm or has been in the business of appraising managed health care businesses with revenues and membership comparable to that of FOHP-NJ and (B) is not affiliated with either the Company or the Purchaser or otherwise unable to exercise independent judgment as to the Company Stock Value determination.

          (b) Post-Closing Merger. (i) The parties hereto agree that, at any time after the consummation of the Exchange Offer or the Cash Offer, as the case may be, or otherwise at any time during the 1999 calendar year, the Purchaser may (after providing at least 30 days advance written notice thereof to the Company and providing other legally required notices) effect a merger, business combination or consolidation transaction (the "Merger Transaction") involving the Company for the purpose of obtaining 100 percent of the then-outstanding equity of the Company. The consideration to be paid or distributed in connection with the Merger Transaction to the shareholders of the Company other than the Purchaser in respect of each share of Common Stock of the Company held thereby shall consist of (A) cash in an amount equal to the Company Stock Value of such share of Common Stock of the Company or (B) such number of shares of HSI Common Stock as shall have a Purchaser Stock Market Value equal to the Company Stock Value of such share of Common Stock of the Company.

          (c) The Board of Directors of the Company has approved the Merger Transaction for purposes of Section 14A:10A-4 of the New Jersey Shareholders Protection Act, and the Company agrees to separately provide to the Purchaser evidence, satisfactory to the Purchaser, of such approval prior to the Initial Closing. For purposes hereof, any such Merger Transaction must provide: (i) in connection therewith, the shareholders of the Company, other than the Purchaser, shall be afforded dissenters' rights in the same manner and under the same conditions as are provided under Chapter 11 of the New Jersey Business Corporation Act, regardless of whether such shareholders would otherwise have been entitled to such rights under the New Jersey Business Corporation Act; (ii) the Company, or any successor thereto, shall provide in its by-laws indemnification provisions substantially similar to those currently contained in the Company's by-laws for the period ending six years from the date of the Merger Transaction, or, if earlier, for the period ending on the date on which the statute of limitations has expired with respect to the Company's Board of Directors' approval of this Amended Agreement and the Merger Transaction contemplated hereby; and (iii) the Company, or any successor thereto, shall maintain officers' and directors' liability insurance coverage policies with terms and conditions contained in the officers' and directors' liability insurance coverage policies currently maintained by the Company for the period ending six years from the date of the Merger Transaction, or, if earlier, for the period ending on the date on which the statute of limitations has expired with respect to the Company's Board of Directors' approval of this Amended Agreement and the Merger Transaction contemplated hereby, which insurance shall provide coverage for former directors of the Company.

     6.5 Additional HSR Act Filings. Each of the Company and the Purchaser agrees that, in the event that any additional filings are required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), subsequent to the Initial Closing, with respect to consummation of any of the transactions contemplated hereunder, it shall use all reasonable efforts to file as soon as possible and to effect early termination of all applicable waiting periods regarding such filing under the HSR Act (including, without limitation, complying as promptly as practicable with all requests thereunder for additional information). Each of the Company and the Purchaser shall pay to the Federal Trade Commission (the "FTC") one-half of the appropriate filing fee required to be paid under the rules of the FTC with respect to any such additional filing.

     6.6 Liability Insurance. The Company shall continue to keep in effect its directors' liability insurance coverage policies with National Union Fire Insurance Co., American Alliance and Executive Risk Indemnity Inc. as are listed on Schedule 2.20 hereto through September 15, 1997 and shall renew such coverage or substantially the same terms as are now in effect for at least six years from and after the Initial Closing Date or for such shorter period as the Purchaser may agree in writing.


                                   ARTICLE VII

               CONDITIONS PRECEDENT TO THE PURCHASER'S OBLIGATIONS

     7.1 Conditions Precedent to Initial Closing. The Purchaser's obligations to purchase the Debentures and consummate the other transactions contemplated hereby shall be subject to the satisfaction of the following conditions, any of which may be waived in writing:

          (a) Delivery of Debentures. The Company shall have delivered to the Purchaser the Debentures.

          (b) Representations and Warranties. The representations and warranties contained in Article II hereof (as such representations and warranties may have been amended in accordance with Section 11.1(a)(ii) hereof) shall be true and correct in all material respects on and as of the Initial Closing Date, with the same effect as though made on and as of the Initial Closing Date.

          (c) Corporate Proceedings. All corporate and other proceedings required to be taken by the Company in connection with the transactions contemplated hereby, including, without limitation, approval by the shareholders of the Company hereunder, shall have been taken or obtained and all documents incident thereto shall be reasonably satisfactory in form and substance to the Purchaser. The Purchaser shall have received all such counterpart originals or certified or other copies of such documents of the Company relating to all corporate and other proceedings as it shall reasonably request.

          (d) Amended and Restated Certificates and By-laws. The restated certificates of incorporation of the Company and FOHP-NJ, in the forms of Exhibits B-1 and B-3, respectively, attached hereto, shall have been filed with the Secretary of State of the State of New Jersey and the terms thereof shall have become effective and the amended and restated by-laws of the Company and FOHP-NJ, in the forms of Exhibits B-2 and B-4, respectively, attached hereto shall have been adopted.

          (e)  Good Standing Certificates.  The Purchaser shall have received
(i) a copy of the Certificate certified as of a recent date by the Secretary of State of the State of New Jersey and (ii) certificates as of a recent date of the Secretary of State of each state in which the Company or any Subsidiary is organized or qualified to do business as a foreign corporation, to the extent that such corporation is in existence and otherwise is in good standing to transact business in such state.

          (f) Secretary's Certificate. The Purchaser shall have received certificates of the Secretary of each of the Company and FOHP-NJ certifying that
(i) attached to the certificate is a true and complete copy of the By-Laws of the Company, as in full force and effect at the Initial Closing Date, and
(ii) the names and true signatures of each officer of the Company and FOHP-NJ who has been authorized to execute and deliver this Amended Agreement, the Debentures and any other document to be delivered by the Company at the Initial Closing.

          (g) Management Agreements. The Company shall have entered into the Management Agreements in the forms attached as Exhibit D-1 and D-2 hereto.

          (h) Modified Provider Agreements. The Company shall have delivered to the Purchaser evidence, satisfactory to the Purchaser in its sole discretion, that (i) the Company and FOHP-NJ shall have modified, in a legally binding manner, FOHP-NJ's provider contracts so that (A) at least 90 percent of individual physician providers who contract directly with FOHP-NJ and at least 80 percent of the remaining individual physician providers (who contract with FOHP-NJ through physician groups) are obligated to accept rates of reimbursement which will result in aggregate payments of no more than (I) 115 percent of RBRVS with respect to all commercial members, (II) 100 percent of RBRVS with respect to all Medicare members and (III) 65 percent of RBRVS with respect to all Medicaid members and (B) with respect to institutional providers, (I) the aggregate rate of reimbursement among all FOHP-NJ institutional providers would reflect a reduction (compared to calendar 1996 rates) of (x) five percent in in-patient costs (solely as a result of rate reductions and not through utilization or medical management efforts) and a reduction (compared to calendar 1996 rates) of (y) 10 percent with respect to out-patient costs (solely as a result of rate reductions and not through utilization or medical management efforts) and (II) individual institutional providers representing at least 80 percent of FOHP-NJ's health care costs (as measured with respect to the 1996 calendar year) shall have modified their provider contracts with FOHP-NJ as described in Section 4.11(a)(i)(B) hereof and (ii) (A) the Exclusive Plan Hospital Providers shall have delivered to the Company and FOHP-NJ legally binding commitments, in substantially the form of Exhibit C-1 hereto, that all of their employees will continue to be covered by a FOHP-NJ health benefits plan through the end of 1999 and that such employees will constitute an aggregate of at least 1,614,660 "member-months" over the terms of such respective commitments, including (I)(x) at least 621,100 "member-months" for the 1997 calendar year, (y) at least 496,780 "member-months" for the 1998 calendar year and (z) at least 496,780 "member-months" for the 1999 calendar year and (B) the Non-Exclusive Plan Hospital Providers shall have delivered to the Company and FOHP-NJ satisfactory commitments, in substantially the form of Exhibit C-2 hereto, that (I) employees representing a minimum of annualized 238,800 member-months will continue to be covered by a FOHP-NJ health benefits plan through the end of the 1997 calendar year and (II) employees representing a minimum of annualized 382,080 member-months will be covered by a FOHP-NJ health benefits plan for the 1998 and 1999 calendar years.

          (i) Investors Agreement. The Company shall have entered into the Investors Agreement in the form attached hereto as Exhibit E.

          (j) Opinions of Counsel. The Purchaser shall have received from Shereff, Friedman, Hoffman & Goodman, LLP, Giordano, Halleran & Ciesla, P.C. and the general counsel of the Company, opinions of counsel, dated the Initial Closing Date, containing the opinions set forth in, and allocated as designated in, the form attached as Exhibit F hereto.

          (k) Approvals and Consents. All authorizations, approvals, consents and waivers of any governmental authority necessary in the good faith judgment of the Purchaser for the consummation of any or all of the transactions contemplated hereby including, without limitation, the consent and approval of the New Jersey Department of Banking and Insurance and the New Jersey Department of Health and Senior Services with respect to the terms and provisions of this Amended Agreement (including Section 4.13 hereof), shall have been obtained on terms satisfactory to the Purchaser and shall be in full force and effect; and consents or waivers from parties other than governmental bodies (including shareholders of the Company) that are required in connection with the consummation of any or all of the transactions contemplated hereby shall have been obtained on terms satisfactory to the Purchaser and shall be in full force and effect and signed copies thereof shall have been delivered to the Purchaser.

          (l) Covenants. The Company shall have performed or complied in all material respects with all obligations, agreements and covenants required to be performed by it hereunder prior to or on the Initial Closing Date.

          (m) Sierra Contract. The Agreement dated January 16, 1995, between Sierra and FOHP-NJ shall have been terminated on terms without any residual liability or obligations of the Company or FOHP-NJ and otherwise on terms acceptable to the Purchaser.

          (n) Letters of Credit; Guarantees. With the exception of the Letter of Credit issued by CoreStates Bank and secured by John L. Adessa, none of the Letters of Credit or guarantees set forth on Schedule 2.6 hereto shall have expired or terminated.

          (o) Injunction, Etc. No injunction or similar order shall be effective which enjoins, prohibits or restrains the purchase and sale of the Debentures or the transactions contemplated hereby.

          (p) Action or Proceeding. There shall not be any action or proceeding by or before any court or other governmental body that shall seek to restrain, prohibit or invalidate the transactions contemplated by this Amended Agreement, and there shall not be any action or proceeding seeking a material amount of damages by reason of consummation of this Amended Agreement or any of the transactions contemplated hereunder, the defense of any of which would involve expense or lapse of time that would be materially adverse to the interests of the Company.

     7.2  Conditions Precedent to each Additional Debenture Advance Closing.
The Purchaser's obligation hereunder to loan and advance to the Company Additional Debenture Advance Amounts at each Additional Debenture Advance Closing shall be subject to the satisfaction of the following conditions, any of which may be waived by the Purchaser in writing, subject to the further conditions and elections set forth in Section 7.3 below:

          (a) Representations and Warranties. The representations and warranties contained in Article II hereof (as such representations and warranties may have been amended in accordance with Section 11.1(a)(ii) hereof) shall (i) have been true and correct in all material respects as of the Initial Closing Date and (ii) with respect to all items set forth on a certificate of an executive officer of the Company in substantially the form attached hereto as Exhibit G, be true and correct in all material respects on and as of the Additional Debenture Advance Closing Date, the Additional Debenture Advance Amount being so advanced, with the same effect as being made on and as of such Additional Debenture Advance Closing Date, and such certificate shall have been delivered to the Purchaser.

          (b)  Good Standing Certificates.  The Purchaser shall have received
(i) a copy of the Certificate certified as of a recent date by the Secretary of State of the State of New Jersey and (ii) certificates as of a recent date of the Secretary of State of each state in which the Company or Subsidiary is organized or qualified to do business as a foreign corporation, to the extent that such corporation is in existence and otherwise is in good standing to transact business in such state.

          (c) Secretary's Certificate. The Purchaser shall have received certificates of the Secretary of each of the Company and FOHP-NJ certifying that
(i) attached to the certificate is a true and correct copy of its By-laws of the Company, as in full force and effect at the Additional Debenture Advance Closing Date with respect to the Additional Debenture Advance Amount being so advanced, and (ii) the names and true signatures of each officer of the Company and FOHP-NJ who has been authorized to execute and deliver any document to be delivered by the Company at such Additional Debenture Advance Closing.

          (d) Management Agreements. The General Administrative Services Management Agreement, and the Management Information Systems and Claims Processing Services Management Agreement, if effective, shall be in full force and effect or shall have been terminated without cause by the Purchaser.

          (e) Approvals and Consents. All authorizations, approvals, consents and waivers of any government authority necessary in the good-faith judgment of the Purchaser for the loan and advance by the Purchaser of such Additional Debenture Advance Amount being so advanced shall have been obtained on terms satisfactory to the Purchaser and shall be in full force and effect, and consents or waivers from parties other than governmental bodies that are required in connection with the loan and advance by the Purchaser of such Additional Debenture Advance Amount shall have been obtained on terms satisfactory to the Purchaser and shall be in full force and effect, and signed copies thereof shall have been delivered to the Purchaser.

          (f) Covenants. The Company shall have performed and complied in all material respects with all obligations, agreements and covenants required to be performed by it hereunder prior to or on the Additional Debenture Advance Closing Date with respect to the Additional Debenture Advance Amount being so advanced.

          (g) Action or Proceeding. There shall not be any action or proceeding by or before any court or other governmental body that shall seek to restrict, prohibit or invalidate the loan and advance by the Purchaser of the Additional Debenture Advance Amount being so advanced, and there shall not be any action or proceeding seeking a material amount of damages by reason of the advance by the Purchaser of such Additional Debenture Advance Amount the defense of any of which would involve expending a length of time that would be materially adverse to the interest of the Company or the Purchaser.



     7.3  Additional Debenture Advance Elections and Adjustment.

          (a) In the event all of the conditions set forth in Section 7.2 above are not satisfied with respect to any given Additional Debenture Advance Amount, then the Purchaser may, at its option:

               (i) elect in writing to not advance such Additional Debenture Advance Amount (the "No Additional Advance Option"); or

               (ii) elect in writing to deduct from such Additional Debenture Advance Amount an amount equal to the Additional Debenture Advance Adjustment relating to the conditions set forth in Section 7.2 not so satisfied (the "Advance Adjustment Option").

The Additional Debenture Advance Adjustment shall mean the amount of all losses, claims, obligations, demands, assessments, penalties, liabilities, costs, damages, attorneys' fees and expenses asserted against or incurred by the Purchaser by reason of or resulting from the nonsatisfaction of the conditions set forth in Section 7.2 relating to the Additional Debenture Advance Amount.
In calculating the amount of the downward adjustment to the Additional Debenture Advance Amount in connection with the exercise of the Advance Adjustment Option, the Purchaser shall in good faith promptly (and prior to the applicable Additional Debenture Advance Closing) prepare a reasonable estimate of the Additional Debenture Advance Adjustment in consultation with the directors of the Company not affiliated with the Purchaser (the "Non-HSI Directors"). In the event the Purchaser and the Non-HSI Directors disagree on the correct amount of the Additional Debenture Advance Adjustment, the Purchaser's estimate of such adjustment shall prevail for purposes of determining the Additional Debenture Advance Amount for the applicable Additional Debenture Advance Closing, and the procedures contained in Section 7.3 (b) shall be utilized to resolve any proposed changes or inaccuracies of such estimate. In addition, it is further agreed that any Additional Debenture Advance Adjustment shall not be considered to be Damages of the Purchaser for the purposes of Article IX.

          (b) In the event of any dispute, controversy, claim or difference which arises out of or relates to the Purchaser's estimate of the amount of such Additional Debenture Advance Adjustment, the Non-HSI Directors may give written notice of an intention to submit such matter to binding arbitration unless the matter is resolved within two weeks or such additional period of time as shall be agreed upon by the parties hereto. If the matter cannot be resolved within such period through correspondence and mutual consultation of the parties hereto, it shall be finally settled by arbitration in accordance with the Rules of Civil Arbitration of the American Arbitration Association ("AAA"). Each party of the Company and FOHP-NJ, on the one hand, and HSI, on the other hand, shall select an arbitrator with expertise in managed care organizations and such arbitrators shall jointly select a third arbitrator or, if such arbitrators cannot agree, the AAA shall select the third arbitrator; provided, however, that such third arbitrator shall not have a residence or office in the State of New Jersey. If either party fails to select an arbitrator within 20 days after service of the notice of demand for arbitration, then the AAA shall select such arbitrator. Arbitration proceedings shall be held in the State of New Jersey unless otherwise agreed to by the parties in writing. The decision of a majority of the arbitrators shall be final and binding upon the parties hereto, shall not be subject to appeal and shall deal with the question of costs of the arbitration and all matters related thereto. Judgment upon the award or decision rendered by the arbitrator may be entered in any court having jurisdiction thereof, or application may be made to such court for a judicial recognition of the arbitration award or an order of enforcement thereof, as the case may be. The agreement to arbitrate set forth in this Section 7.3(b) shall be specifically enforceable by the parties hereto, and such parties shall acknowledge and agree that they intend that all disputes, controversies or claims of any kind covered by this Section 7.3, including disputes over whether and how to arbitrate, shall be arbitrated.

                                  ARTICLE VIII

                CONDITIONS PRECEDENT TO THE COMPANY'S OBLIGATIONS

     The Company's obligation to sell the Debentures to the Purchaser and to consummate the other transactions contemplated hereby shall be subject to the satisfaction of the following conditions, any of which may be waived in writing:

     8.1 Receipt of Payment. The Company shall have received payment of the Initial Debenture Purchase Price as provided in Section 1.2 hereof.

     8.2 Representations and Warranties. The representations and warranties contained in Article III hereof (as such representations and warranties may have been amended in accordance with Section 11.1(a)(iii) hereof) shall be true and correct in all material respects on and as of the Initial Closing Date, with the same effect as though made on and as of the Initial Closing Date.

     8.3 Proceedings and Documents. All corporate and other proceedings required to be taken in connection with the transactions contemplated by this Amended Agreement shall have been taken or obtained and all documents incident thereto shall be reasonably satisfactory in form and substance to the Company, and the Company shall have received all such counterpart originals or certified or other copies of such documents as the Company reasonably requests.

     8.4 Covenants. The Purchaser shall have performed or complied in all material respects with all obligations, agreements and covenants required to be performed by it hereunder prior to or on the Initial Closing Date.

     8.5 Injunction, Etc. No injunction or similar order shall be effective which enjoins, prohibits or restrains the purchase and sale of the Debentures or the transactions contemplated hereby.

     8.6 Approvals. All authorizations, approvals, consents and waivers of shareholders of the Company or any governmental authority or third party, including, without limitation, the New Jersey Department of Health and Senior Services, each as required to permit the consummation of the transactions contemplated by this Amended Agreement, shall have been obtained and shall not be terminated, suspended or withdrawn as of the Initial Closing Date.

     8.7 Investors Agreement. The Purchaser shall have entered into the Investors Agreement in the form attached hereto as Exhibit F.

     8.8 Opinion of Counsel. The Company shall have received from McDermott, Will & Emery, an opinion of counsel, substantially in the form attached as Exhibit H hereto.


                                   ARTICLE IX

                                 INDEMNIFICATION

     9.1  Indemnification by the Company.

          (a) Subject to the terms and conditions of this Article IX, the Company and FOHP-NJ hereby agree, jointly and severally, to indemnify, defend and hold Purchaser and its directors, officers, agents, and affiliates harmless from and against all losses, claims, obligations, demands, assessments, penalties, liabilities, costs, damages, attorneys' fees and expenses (collectively, "Damages"), asserted against or incurred by such indemnitees by reason of or resulting from a breach of any representation or warranty (as such representations and warranties may have been amended in accordance with Section 11.1(a)(ii) hereof) or covenant of the Company or FOHP-NJ contained herein in any exhibit, schedule, certificate or financial statement delivered hereunder or in any other agreement or document executed in connection with the transactions contemplated hereby.

          (b) The Company and FOHP-NJ hereby agree, jointly and severally, to pay the costs and expenses (including reasonable attorney's fees and expenses) incurred by any other party in successfully (i) enforcing any of the terms of this Article IX against the Company or (ii) proving that the Company breached any of the terms of this Amended Agreement.

          (c) Neither the Company nor FOHP-NJ shall have any obligation to indemnify Purchaser and its directors, officers, agents and affiliates in respect of any Damages resulting from circumstances described in clause (a) above until the aggregate amount of such Damages exceeds $250,000 (the "Minimum Threshold Requirement"), and then the Company and FOHP-NJ shall be liable only to the extent the aggregate amount of such Damages exceeds $250,000.

          (d) The amount of Damages for which the Company or FOHP-NJ shall have an obligation to indemnify Purchaser and its directors, officers, agents and affiliates resulting from a breach of any representation or warranty arising more than 18 months after the Initial Closing Date (or the date that is 6 years following such Initial Closing Date, as relates to the representations and warranties set forth in Section 2.14 and Section 2.16 hereof) shall be limited to the aggregate Additional Debenture Advance Amounts advanced to the Company by the Purchaser within one year (or 66 months, as relates to Damages by reason of or resulting from a breach of any representation or warranty set forth in
Section 2.14 or Section 2.16 hereof) of the date on which such claim for Damages shall have arisen.

     9.2  Indemnification by the Purchaser.

          (a) Subject to the terms and conditions of this Article IX, the Purchaser hereby agrees to indemnify, defend and hold the Company and FOHP-NJ and their respective directors, officers, agents, and affiliates harmless from and against all Damages asserted against or incurred by any of such indemnitees by reason of or resulting from a breach of any representation or warranty (as such representations and warranties may have been amended in accordance with
Section 11.1(a)(iii) hereof) or covenant of the Purchaser contained herein or in any exhibit, schedule or certificate delivered hereunder, or in any agreement executed in connection with the transactions contemplated hereby.

          (b) The Purchaser agrees to pay the costs and expenses (including reasonable attorney's fees and expenses) incurred by any other party in successfully (i) enforcing any of the terms of this Article IX against the Purchaser or (ii) proving that the Purchaser breached any of the terms of this Amended Agreement.

          (c) The Purchaser shall have no obligation to indemnify the Company or FOHP-NJ and their respective directors, officers, agents and affiliates in respect of any Damages resulting from circumstances described in clause (a) of this Section 9.2 unless the aggregate amount of such Damages exceeds the Minimum Threshold Requirement, in which case the Purchaser shall be liable only to the extent the aggregate amount of such Damages exceeds $250,000.

     9.3 Conditions of Indemnification. The respective obligations and liabilities of the Company and FOHP-NJ, on the one hand, and the Purchaser (the "indemnifying party"), on the other hand, to the other party or parties, as the case may be (the "party to be indemnified") under Section 9.1 and Section 9.2 hereof with respect to claims resulting from the assertion of liability by third parties shall be subject to the following terms and conditions:

          (a) Promptly, but in no event later than 20 days (or such earlier time as might be required to avoid prejudicing the indemnifying party's position) after receipt of notice of commencement of any action evidenced by service of process or other legal pleading, the party to be indemnified shall give the indemnifying party written notice thereof together with a copy of such claim, process or other legal pleading, and the indemnifying party shall have the right to undertake the defense thereof by representatives of its own choosing and at its own expense; provided that the party to be indemnified may participate in the defense with counsel of its own choice, the fees and expenses of which counsel shall be paid by the party to be indemnified unless (i) the indemnifying party has agreed to pay such fees and expenses, (ii) the indemnifying party has failed to assume the defense of such action or (iii) the named parties to any such action (including any impleaded parties) include both the indemnifying party and the party to be indemnified and the party to be indemnified has been advised by counsel in writing that there may be one or more legal defenses available to it that are different from or additional to those available to the indemnifying party (in which case, if the party to be indemnified informs the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such action on behalf of the party to be indemnified, it being understood, however, that the indemnifying party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys at any time for the party to be indemnified, which firm shall be designated in writing by the party to be indemnified).

          (b) In the event that the indemnifying party, by the 30th day after receipt of notice of any such claim (or, if earlier, by the 10th day preceding the day on which an answer or other pleading must be served in order to prevent judgment by default in favor of the person asserting such claim), does not elect to defend against such claim, the party to be indemnified will (upon further notice to the indemnifying party) have the right to undertake the defense, compromise or settlement of such claim on behalf of and for the account and risk of the indemnifying party and at the indemnifying party's expense, subject to the right of the indemnifying party to assume the defense of such claims at any time prior to settlement, compromise or final determination thereof.

          (c) Notwithstanding the foregoing, the indemnifying party shall not settle any claim without the consent of the party to be indemnified unless such settlement involves only the payment of money and the claimant provides to the party to be indemnified a release from all liability in respect of such claim. If the settlement of the claim involves more than the payment of money, the indemnifying party shall not settle the claim without the prior consent of the party to be indemnified.

          (d) The party to be indemnified and the indemnifying party will each cooperate with all reasonable requests of the other.

     9.4 Remedies Not Exclusive. The remedies provided in this Article IX shall not be exclusive of any other rights or remedies available to one party against the other, either at law or in equity.



                                    ARTICLE X

                           SURVIVAL OF REPRESENTATIONS

     The representations and warranties made herein or in any certificates or documents executed in connection herewith shall survive the execution and delivery hereof and thereof and the issuance of the Debentures until the date that is the earlier of (a) the date that is the later of (i) 18 months following the Initial Closing Date (or the date that is six years following such Initial Closing Date, as relates to the representations and warranties set forth in
Section 2.14 and Section 2.16 hereof) or (ii) with respect to representations and warranties made by the Company or FOHP-NJ one year following the Additional Debenture Advance Closing Date latest in time (or the date that is 66 months following such Additional Debenture Advance Closing Date, as relates to the representations and warranties set forth in Section 2.14 and Section 2.16 hereof) or (b) such time as at least 50 percent of such principal amount of the Debentures as is equal to the Debentures Commitment Amount shall have been converted into shares of Common Stock pursuant to the terms of the Debentures. All statements contained in any certificate or other document delivered hereunder or in connection herewith shall be deemed to constitute continuing representations, warranties, covenants and agreements made herein by the Company or the Purchaser, as the case may be. Notwithstanding the foregoing, the parties hereto hereby agree that all rights and obligations of the parties hereunder (other than those set forth in Section 5.4, Article VI and Article IX hereof) shall immediately cease and terminate at such time as at least 50 percent of the Initial Principal Amount of the Debentures shall have been converted into shares of Common Stock.

                                   ARTICLE XI

                                   TERMINATION

     11.1 (a) Termination Events. This Amended Agreement may be terminated prior to the Initial Closing:

               (i)  by the mutual written consent of the parties;

               (ii) by the Purchaser, if any condition set forth in Article VII hereof to be performed by the Company or FOHP-NJ has not been satisfied or waived by the Purchaser on or before the Initial Closing or if there has been a material breach on or before the Initial Closing of any of the representations and warranties of the Company or FOHP-NJ (as such representations and warranties may be amended by this Section 11.1(a)(ii)) or covenants contained in this Amended Agreement, except that the execution and delivery of this Amended Agreement (and the execution and delivery of all exhibits hereto) shall not be deemed to constitute a breach of any such representation, warranty or covenant; provided, however, that the Purchaser shall, during the 20-day period following receipt of any written update furnished by the Company to the Purchaser pursuant to Section 4.6 hereof, with respect to Material Contracts similar to those described in Section 2.10 hereof and entered into in the ordinary course of business subsequent to the date hereof, and any changes in representations and warranties of the Company relating to regulatory compliance resulting from regulatory action occurring after the date hereof, consider in good faith whether it will ultimately in any case be willing to proceed with the transactions contemplated by this Amended Agreement in light of the information provided in such written update, in which case the Purchaser may inform the Company in writing that such written update is not satisfactory. In the event of written notice from the Purchaser that the written update is not satisfactory and the failure by the Company to cure such written update to the Purchaser's satisfaction within two business days after such delivery of written notice, this Amended Agreement shall terminate. The failure of the Purchaser to notify the Company within such 20-day period shall be deemed to constitute acceptance by the Purchaser of a modification to this Amended Agreement;

               (iii)     by the Company if any condition set forth in
Article VIII hereof to be performed by the Purchaser has not been satisfied or waived by the Company on or before the Initial Closing or if there has been a material breach on or before the Initial Closing of any of the Purchaser's representations or warranties (as such representations and warranties may have been amended in accordance with Section 11.1(a)(iii) hereof) or covenants contained in this Amended Agreement; provided, however, that the Company shall, during the 20-day period following receipt of any written update furnished by the Purchaser to the Company pursuant to Section 5.5 hereof, consider in good faith whether it will ultimately in any case be willing to proceed with the transactions contemplated by this Amended Agreement in light of the information provided in such written update, in which case the Company shall inform the Purchaser in writing that such written update is not satisfactory. In the event of written notice from the Company that the written update is not satisfactory and the failure by the Purchaser to cure such written update to the Company's satisfaction within two business days after such delivery of written notice, this Amended Agreement shall terminate. The failure of the Company to notify the Purchaser within such 20-day period shall be deemed to constitute acceptance by the Company of a modification to this Amended Agreement; or

               (iv) by either party if the Initial Closing shall not have occurred before July 31, 1997.

          (b)  Termination Fees.

               (i) The Company agrees that if the Purchaser shall terminate this Amended Agreement pursuant to Section 11.1(a)(ii) or Section 11.1(a)(iv) hereof, or the Company shall terminate this Amended Agreement pursuant to
Section 11.1(a)(iv) hereof, and, in either case a Competing Transaction (as such term is defined in paragraph (iv) of this Section 11.1(b)) shall exist at any time within 12 months after the date of this Amended Agreement which is subsequently consummated within 12 months of its commencement, then on the Payment Date (as such term is hereinafter defined below), the Company shall be liable to pay to the Purchaser an amount equal to the greater of (A) $2,500,000 or (B) the actual costs incurred by the Purchaser in connection within the transactions contemplated hereunder prior to the termination hereof. For purposes of this Section 11.1(b), the "Payment Date" is the date 10 days following the consummation of such Competing Transaction.

               (ii) Termination Fee as Liquidated Damages; Material Intentional Breach. All parties agree that the payment provided for in paragraph (i) of this Section 11.1(b) shall be the sole and exclusive remedy of the parties upon any termination of this Amended Agreement, followed by the occurrence or existence of a Competing Transaction, as described in paragraph (iv) of this
Section 11.1(b) and such remedies shall be limited to the sum stipulated in such paragraph (i); provided, however, that with respect to any such termination of this Amended Agreement followed by the occurrence or existence of a Competing Transaction pursuant to Section 11.1(a)(ii) as a direct result of a material, intentional breach by the Company of any of its representations, warranties, covenants or agreements contained in this Amended Agreement, all remedies available to the Purchaser either in law or equity shall be preserved and survive the termination of this Amended Agreement.

               (iii) Payment Method. Any payment required to be made pursuant to paragraph (i) of this Section 11.1(b) shall be made to the Purchaser not later than two business days after delivery to the Company of notice of demand for payment, and shall be made by wire transfer of immediately available funds to an account designated by the Purchaser in a notice of demand for payment delivered in accordance with the procedures set forth in this Amended Agreement.

               (iv) Competing Transaction. For purposes of this Amended Agreement, "Competing Transaction" shall mean any of the following, or any agreement or widely disseminated public announcement or widely disseminated communication by the Company or FOHP-NJ or any other person of a proposed plan or intention to do any of the following (other than the transactions contemplated by this Amended Agreement): (A) any merger, consolidation, share exchange functionally equivalent to a merger, business combination or other similar transaction; (B) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20 percent or more of the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or a series of related transactions; (C) any tender offer or exchange offer for 20 percent or more of the outstanding shares of capital stock of the Company, in the event the Board of Directors of the Company shall have changed its recommendation to shareholders of the Company under Section 4.10 hereof for approval of the transactions contemplated hereunder, whether or not consummated; (D) the filing of a registration statement under the Securities Act registering 20 percent or more of the outstanding shares of capital stock of the Company, whether or not consummated; or (E) any other transaction, in the event the Board of Directors of the Company shall have changed its recommendation to shareholders of the Company under Section 4.10 hereof for approval of the transactions contemplated hereunder, by which any person or group becomes the beneficial owner of or has the right to acquire 20 percent or more of the outstanding capital stock of the Company and such person or group infuses cash or other capital into the Company or any of the Subsidiaries (or provides guarantees) of at least $2,500,000.


                                   ARTICLE XII

                                  MISCELLANEOUS

     12.1 Entire Agreement; Amendments and Waivers. This Amended Agreement (including the Exhibits and Schedules) and the other agreements executed in connection with the consummation of the transactions contemplated herein contain the entire agreement among the parties with respect to the transactions contemplated hereby, and supersede all prior agreements, written or oral, with respect thereto (including the Original Agreement). Changes in or additions to this Amended Agreement may be made only upon written consent of the Company, FOHP-NJ and the Purchaser.

     12.2 Governing Law. This Amended Agreement and the rights and obligations of the parties hereunder are to be governed and construed in accordance with the laws of the State of New Jersey, except for the conflicts of law principles thereof.

     12.3 Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, telegraphed, telexed, sent by facsimile transmission, sent by certified, registered or express mail, postage prepaid or sent by reputable overnight courier. Any such notice shall be deemed given when so delivered personally, telegraphed, telexed or sent by facsimile transmission or, if mailed, two days after the date of deposit in the United States mail, or if sent by overnight courier, the next business day following the date the notice is sent, as follows:

          (i)  if to the Purchaser, to:

               Health Systems International, Inc.
               225 North Main Street
               Pueblo, Colorado  81003
               Attention:  Senior Vice President, General Counsel and Secretary
               Fax:  (719) 585-8175

          (ii) if to the Company, to:

               FOHP, Inc.
               2 Bridge Avenue
               Red Bank, New Jersey  07701
               Attention:  Senior Vice President, General Counsel and Secretary
               Fax:  (908) 842-5404

               with a copy to:

               Shereff, Friedman, Hoffman & Goodman, LLP
               919 Third Avenue
               New York, New York  10022-9998
               Attention:  Charles I. Weissman, Esq.
               Fax:  (212) 758-9526

               and with an additional copy to:

               Giordano, Halleran & Ciesla, P.C.
               125 Half Mile Road
               Post Office Box 190
               Middletown, New Jersey  07748
               Attention:  Paul T. Colella, Esq.
               Fax:  (908) 224-6599

          (iii)     if to FOHP-NJ, to:

               First Option Health Plan of New Jersey, Inc.
               2 Bridge Avenue
               Red Bank, New Jersey  07701
               Attention:  Senior Vice President, General Counsel and Secretary
               Fax:  (908) 842-5404

               with a copy to:

               Shereff, Friedman, Hoffman & Goodman, LLP
               919 Third Avenue
               New York, New York  10022-9998
               Attention:  Charles I. Weissman, Esq.
               Fax:  (212) 758-9526

               and with an additional copy to:

               Giordano, Halleran & Ciesla, P.C.
               125 Half Mile Road
               Post Office Box 190
               Middletown, New Jersey  07748
               Attention:  Paul T. Colella, Esq.
               Fax:  (908) 224-6599

Any party may by notice given in accordance with this section to the other party designate another address or person for receipt of notices hereunder.

     12.4 Effect of Headings. The section and paragraph headings herein are for convenience only and shall not affect the construction hereof.

     12.5 Severability. This Amended Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amended Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amended Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

     12.6 Confidentiality; Publicity and Disclosures. Each party shall keep this Amended Agreement and its terms confidential, and shall make no press release or public disclosure, either written or oral, regarding the transactions contemplated by this Amended Agreement without the prior knowledge and consent of the other party hereto; provided that the foregoing shall not prohibit any disclosure made in good faith by press release, filing or otherwise that is required by law (including, without limitation, federal securities laws), regulation or court or administrative order or the New Jersey Department of Banking and Insurance (in which case the disclosing party shall use best efforts to advise the other party hereto and obtain such other party's consent and approval, which consent and approval shall not be unreasonably withheld, prior to making the disclosure).

     12.7 Assignment. Neither this Amended Agreement nor any right or obligation created hereby or in any agreement entered into in connection with the transactions contemplated hereby shall be assignable by either party hereto.

     12.8 Expenses. Each party hereto shall bear its own fees for counsel and accountants and other expenses relating to this Amended Agreement and the transactions contemplated hereby.

     12.9 Counterparts. This Amended Agreement may be executed in multiple counterparts, each of which when so executed and delivered shall be an original, but all of such counterparts shall together constitute one and the same instrument.

     12.10 Further Assurances. Subject to the terms and conditions herein provided, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the terms of this Amended Agreement. In case at any time any further action is necessary or desirable to carry out the purposes of this Amended Agreement, the proper officers of each party to this Amended Agreement are hereby directed and authorized to use their best efforts to effectuate all such action.

     12.11     Effectiveness of Amended Agreement.

          (a) The parties hereto agree that this Amended Agreement shall not be effective until, and shall be null and void unless, the following conditions shall have been satisfied by the Company or waived by the Purchaser in its sole discretion prior to or on February 21, 1997 (unless such date is extended at the sole discretion of the Purchaser):

               (i) Evidence shall have been delivered to the Purchaser by the Company, satisfactory to the Purchaser in its sole discretion, that
(A) institutional providers representing at least 40 percent of FOHP-NJ's health care costs (as measured with respect to the 1996 calendar year) incurred with respect to all institutional providers in the FOHP-NJ provider network, shall have modified their provider contracts with FOHP-NJ as described in Section 4.11(a)(i)(B) hereof, and (B) Exclusive Plan Hospital Providers and Non-Exclusive Plan Hospital Providers shall have delivered to the Company and FOHP-NJ legally binding commitments regarding coverage of all of their employees (in the case of Exclusive Plan Hospital Providers) or a portion of their employees (in the case of Non-Exclusive Hospital Plan Providers) so that FOHP-NJ health benefits plan will cover employees constituting an aggregate of at least 1,117,770 "member-months" over the terms of such respective commitments, including (I) at least 429,950 "member-months" for the 1997 calendar year,
(II) at least 343,910 "member-months" for the 1998 calendar year, and (III) at least 343,910 "member-months" for the 1999 calendar year; and

               (ii) The Purchaser shall have received evidence from the Company, satisfactory to the Purchaser in its sole discretion, that the Company has obtained from such institutional providers as are separately agreed to in writing by the Company and the Purchaser the legally binding commitments, contemplated in Section 7.1(h) hereof.

          (b) In addition to the conditions to effectiveness set forth in paragraph (a) of this Section 12.11, the parties hereto agree that this Amended Agreement shall not be effective until, and shall be null and void unless, the following conditions shall have been satisfied by the Company or waived by the Purchaser in its sole discretion prior to or on March 7, 1997 (unless such date is extended at the sole discretion of the Purchaser):

               (i) Evidence shall be delivered to the Purchaser by the Company, satisfactory to the Purchaser in its sole discretion, that the conditions set forth in Section 7.1(h) hereof shall have been satisfied; and

               (ii) Evidence shall have been delivered to the Purchaser by the Company of insurance coverage, satisfactory to the Purchaser in its sole discretion, relating to all potential losses, claims, obligations, demands, assessments, penalties, liabilities, costs, damages, attorneys' fees and expenses (collectively, "Insured Events") due to any actions or lawsuits brought by any person or entity (including, without limitation, past or present shareholders of the Company), relating to actions or events occurring prior to the execution of, or relating to the transactions contemplated by, this Amended Agreement which such insurance coverage shall (A) cover the Company and the past and present directors and officers of the Company, (B) be in the amount of $20 million in coverage per Insured Event and (C) provide the Company with the ability to purchase tail coverage to survive for either six years or the expiration of any applicable statute of limitations (whichever period is shorter), at rates representing no more than 75 percent of the current premiums paid during the first year of such coverage.

          (c) HSI acknowledges and agrees that the Phase-In Management Fee Amount concept set forth herein has not, as of the date hereof, been approved by the Board of Directors of the Company. The parties hereto agree that the Amended Agreement shall not be effective until, and shall be null and void unless (in addition to the conditions to effectiveness set forth in paragraph
(a) of this Section 12.11), (i) the Purchaser shall have received evidence from the Company, satisfactory to the Purchaser in its sole discretion, that the Board of Directors of the Company shall have approved the Phase-In Period Management Fee Amount concept and provisions set forth herein, in the Debentures and in the General Administrative Services Management Agreement, or (ii) the Purchaser waives such condition to effectiveness in its sole discretion.





     IN WITNESS WHEREOF, this Amended Agreement has been executed by the parties hereto as of the date first set forth above.


                         FOHP, INC.



                         By:_______________________________________
                             Name:
                             Title:

                         FIRST OPTION HEALTH PLAN
                            OF NEW JERSEY, INC.



                         By:_______________________________________
                             Name:
                             Title:


                         HEALTH SYSTEMS INTERNATIONAL, INC.



                         By:_______________________________________
                             Name:
                             Title: